STANDARD LIFE

Standard Life plc
Standard Life House
30 Lothian Road
Edinburgh
EH1 2DH

Tel: 0131 225 2552
www.standardlife.com

RECEIVED

2007 DEC 19 A 10:27

14 December 2007

Division of Corporate Finance
Office of International Corporate Finance
Securities and Excha[redacted]
450 Fifth Street N.W
Washington DC 205
UNITED STATES OF ,

07028693

SUPPL

Dear Sir or Madam

STANDARD LIFE PLC – INFORMATION FURNISHED PURSUANT TO RULE 12G3-2(B) UNDER THE U.S SECURITIES EXCHANGE ACT OF 1934
FILE #82-34998

Further to my previous letters, in accordance with Rule 12g3-2(b)(1)(iii) under the U.S. Securities Exchange Act of 1934, as amended, and to maintain its exemption pursuant to Rule 12g3-2(b) of such Act, Standard Life plc (File #82-34998) is providing copies of announcements as per the attached list, which have been released to the London Stock Exchange since 9 October 2007.

I would appreciate a response to the questions in my previous letters with regard to the possibility of providing copies of these announcements electronically, the most appropriate timescales for providing copies of the announcements and the contact details for the person who deals with our File.

I look forward to hearing from you in due course.

Yours faithfully

PROCESSED
DEC 28 2007
THOMSON
FINANCIAL

Julie Reith
Group Secretarial Assistant
Group Secretariat

Tel: 0131 245 6772
Fax: 0131 245 5992
julie_reith@standardlife.com

Encls. Appendix A Exhibits 94-120

12/19

APPENDIX A   COPIES OF RNS ANNOUNCEMENTS TO SEC   File #82-34998

No.	Subject	Date of Announcement	Date Copied to SEC
94	Statement re Swiss Re	15/10/2007	14/12/2007
95	Rule 2.10 Announcement	17/10/2007	14/12/2007
96	Holdings in Company	22/10/2007	14/12/2007
97	Block Listing	23/10/2007	14/12/2007
98	Rule 2.10 Announcement	23/10/2007	14/12/2007
99	Statement re Resolution plc	23/10/2007	14/12/2007
100	Statement re Possible Offer	25/10/2007	14/12/2007
101	Rule 2.10 Announcement	25/10/2007	14/12/2007
102	Offer for Resolution plc	26/10/2007	14/12/2007
103	New Business Results	26/10/2007	14/12/2007
104	Offer Update	26/10/2007	14/12/2007
105	Offer Update	29/10/2007	14/12/2007
106	Offer Update	29/10/2007	14/12/2007
107	Director/PDMR Shareholding	29/10/2007	14/12/2007
108	Rule 2.10 Announcement	31/10/2007	14/12/2007
109	Total Voting Rights	31/10/2007	14/12/2007
110	Response to Pearl's Statement	01/11/2007	14/12/2007
111	Statement re Merger Benefits	02/11/2007	14/12/2007
112	Rule 2.10 Announcement	06/11/2007	14/12/2007
113	Offer Update	12/11/2007	14/12/2007
114	Rule 2.10 Announcement	13/11/2007	14/12/2007
115	Blocklisting Interim Review	16/11/2007	14/12/2007
116	Statement re Resolution plc	16/11/2007	14/12/2007
117	Directorate Change	28/11/2007	14/12/2007
118	Director/PDMR Shareholding	29/11/2007	14/12/2007
119	Total Voting Rights	30/11/2007	14/12/2007
120	Director/PDMR Shareholding	06/12/2007	14/12/2007

Exhibit 94

File #82-34998

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

15 October 2007

Swiss Reinsurance Company ("Swiss Re")

Following the announcement today by Swiss Reinsurance Company ("Swiss Re"), Standard Life plc ("Standard Life") confirms that it is holding discussions with Swiss Re, one of the world's largest reinsurers, concerning a possible offer by Standard Life for Resolution PLC ("Resolution"). Swiss Re would purchase a substantial proportion of Resolution's closed-book assets for cash.

The Board of Standard Life believes there are attractive potential synergies to be generated from a combination of Resolution's assets with its own operations. It further believes that such a transaction would enable Standard Life to accelerate the rate of its own organic growth by expanding the group's product range, accessing additional capital at attractive terms, adding valuable customers and broadening the group's distribution.

Any offer by Standard Life would consist mainly of cash with the balance in new shares of Standard Life.

An offer would only be made if the Board of Standard Life considered that it was financially attractive and would enhance value for Standard Life shareholders over both the short and long term.

The Standard Life Board looks forward to holding constructive discussions on these matters with the Board of Resolution.

There can be no certainty that any offer will be made. A further announcement will be made when appropriate.

Enquiries

Neil Bennett, Maitland, 0207 379 5151 / 07900 000 777

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the Takeover Code (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Standard Life or Resolution all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which any offer becomes, or is declared, unconditional as to acceptances (or, if implemented by a scheme of arrangement, such scheme becomes effective), lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal

or informal, to acquire an "interest" in "relevant securities" of Standard Life or Resolution, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Resolution by Standard Life or of Standard Life by Resolution, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction. A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Takeover Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Takeover Panel.

END

Exhibit 95

File #82-34998

17 October 2007

Standard Life plc ("Standard Life")

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the "**Code**"), Standard Life confirms that it has 2,173,876,352 ordinary shares of 10 pence each in issue.

The ISIN reference for these securities is GB00B16KPT44.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the Code, if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Standard Life or Resolution all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which any offer becomes, or is declared, unconditional as to acceptances (or, if implemented by a scheme of arrangement, such scheme becomes effective), lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Standard Life or Resolution, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Resolution by Standard Life or of Standard Life by Resolution, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction. A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Takeover Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Takeover Panel.

END

Exhibit 96

File #82-34998

TR-1:	NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Standard Life plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	Legal & General Group plc (L&G)
4. Full name of shareholder(s) (if different from 3.):	Legal & General Assurance (Pensions Management) Limited (PMC)
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	17/10/07
6. Date on which issuer notified:	19/10/07
7. Threshold(s) that is/are crossed or reached:	From 3% - 4%(L&G)

8. Notified details:

A: Voting rights attached to shares							
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ord GBP 0.10	74,555,119	74,555,119	89,072,147	89,072,147		4.09	

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)	
Number of voting rights	% of voting rights
89,072,147	4.09

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:	
Legal & General Group plc (Direct and Indirect) (Group)	
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)	
Legal & General Investment Management Limited (Indirect) (LGIM)	
Legal & General Group plc (Direct) (L&G) (89,072,147 – 4.09% = LGAS, LGPL & PMC)	
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (75,873,306-3.49%=PMC)	Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC) (75,873,306 – 3.49% = PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)
	Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting rights figure of 2,173,876,352

14. Contact name:	Julie Reith, Group Secretariat, Standard Life plc
15. Contact telephone number:	0131 245 6772

Exhibit 97

File#82-34998

Standard Life plc

Application has been made to the UK Listing Authority and the London Stock Exchange for a total of 500,000 ordinary shares of 10 pence each in Standard Life plc ('the Company') to trade on the London Stock Exchange and to be admitted to the Official List upon issuance.

These shares are being reserved under a block listing and will be issued as a result of share purchase matching commitments under The Standard Life Share Plan.

When issued, these shares will rank equally with the existing ordinary shares of the Company.

23 October 2007

Enquiries:

Julie Reith, Group Secretariat 0131 245 6772

Gordon Aitken, Investor Relations 0131 245 6799

Barry Cameron, Press Office 0131 245 6165

END

Exhibit 98

File #82-34998

23 October 2007

Standard Life plc ("Standard Life")

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the "**Code**"), Standard Life confirms that it has 2,173,880,351 ordinary shares of 10 pence each in issue.

The ISIN reference for these securities is GB00B16KPT44.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the Code, if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Standard Life or Resolution all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which any offer becomes, or is declared, unconditional as to acceptances (or, if implemented by a scheme of arrangement, such scheme becomes effective), lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Standard Life or Resolution, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Resolution by Standard Life or of Standard Life by Resolution, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction. A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Takeover Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Takeover Panel.

END

exhibit 99 file #82-34998

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

23 October 2007

Statement Re. Resolution plc

Standard Life plc ("Standard Life") notes the press speculation regarding the price at which a potential offer may be made by Standard Life for Resolution plc ("Resolution"). Standard Life continues to monitor the situation and confirms that there is no certainty either that an offer will be made for Resolution by Standard Life or, if made, the terms of any such offer.

Enquiries

Neil Bennett, Maitland, 0207 379 5151 / 07900 000 777

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the Takeover Code (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Standard Life or Resolution all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which any offer becomes, or is declared, unconditional as to acceptances (or, if implemented by a scheme of arrangement, such scheme becomes effective), lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Standard Life or Resolution, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Resolution by Standard Life or of Standard Life by Resolution, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction. A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Takeover Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Takeover Panel.

END

Regulatory Announcement

Go to market news section

Company	Standard Life plc
TIDM	SL.
Headline	Statement Re. Possible Offer
Released	16:02 25-Oct-07
Number	3874G

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

For immediate release

25 October 2007

Standard Life plc ("Standard Life"): Statement Re. Possible Offer For Resolution plc ("Resolution")

Further to today's announcement by Resolution, Standard Life confirms that it is in advanced discussions with the Board of Resolution on a possible recommended offer for Resolution on the terms set out below (the "Proposed Offer"). In association with the Proposed Offer, Standard Life anticipates selling assets, including the Life Division South and Resolution Management Services businesses of Resolution, to the Swiss Reinsurance Company for cash.

The terms of the Proposed Offer are 517 pence in cash and 0.715 new Standard Life shares for each Resolution ordinary share.

If the Proposed Offer were to proceed, the Board of Standard Life believes it will deliver compelling value to both Standard Life and Resolution shareholders due to the strong commercial logic and significant financial synergies it would bring.

A further announcement will be made in due course.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the Takeover Code (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Standard Life or Resolution all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which any offer becomes, or is declared, unconditional as to acceptances (or, if implemented by a scheme of arrangement, such scheme becomes effective), lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Standard Life or Resolution, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Resolution by Standard Life or of Standard Life by Resolution, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction. A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Takeover Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Takeover Panel.

END

Close

Exhibit 101

File #82-34998

25 October 2007

Standard Life plc ("Standard Life")

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the "**Code**"), Standard Life confirms that it has 2,173,918,591 ordinary shares of 10 pence each in issue.

The ISIN reference for these securities is GB00B16KPT44.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the Code, if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Standard Life or Resolution all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which any offer becomes, or is declared, unconditional as to acceptances (or, if implemented by a scheme of arrangement, such scheme becomes effective), lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Standard Life or Resolution, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Resolution by Standard Life or of Standard Life by Resolution, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction. A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Takeover Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Takeover Panel.

END

Regulatory Announcement

Go to market news section

Company	Standard Life plc
TIDM	SL.
Headline	Offer for Resolution PLC
Released	11:33 26-Oct-07
Number	4352G

RNS Number:4352G
Standard Life plc
26 October 2007

Not for release, publication or distribution, in whole or in part, in or into any jurisdiction where to do so would constitute a violation of the relevant laws of that jurisdiction

Date: 26 October 2007

STANDARD LIFE ANNOUNCES RECOMMENDED OFFER FOR RESOLUTION AND ASSOCIATED DISPOSAL OF CERTAIN RESOLUTION ASSETS TO SWISS RE

Part I of II

The Boards of Standard Life plc ("Standard Life") and Resolution plc ("Resolution") are pleased to announce the terms of a recommended offer by Standard Life for Resolution (the "Offer" or the "Acquisition") and the associated disposal of certain Resolution assets to Swiss Reinsurance Company ("Swiss Re") (the "Disposal") (together the "Transactions").

- For each Resolution Share, Resolution Shareholders will receive:

  517 pence in cash

  and

  0.715 New Standard Life Shares.

- The Offer will include a Mix and Match Facility and a Loan Note Alternative.
- The Offer values each Resolution share at 715 pence, based on Standard Life's Closing Price of 276.25 pence on 25 October 2007 and 727 pence per Resolution share based on Standard Life's 3 month average share price of 293.69 pence. On the basis of the Closing Price on 25 October 2007, the Offer values Resolution at £4.9 billion, equivalent to 1.13x Embedded Value as at 30 June 2007.
- Associated disposal of certain Resolution assets to Swiss Re for £2.35 billion in cash following exercise of options granted over such assets under an option agreement between Standard Life and Swiss Re.
- The Offer consists of 72% cash, 28% New Standard Life Shares.

Highlights

- Following the Transactions, Standard Life will:
  - be one of the UK's leading life and pensions companies with approximately 7 million UK customers and have the largest UK new business franchise capability with combined 2006 PVNBP of £8.6 billion and combined embedded value as at 30 June 2007 of £6.6 billion;
  - have enhanced scale in its leading asset management business with combined funds under management of approximately £191 billion, including £24 billion under a long term contract from Swiss Re, and third party business increasing from 33% to 39% of funds under management;
  - have a complete product offering, with strength in pensions, protection, an enhanced annuity position as well as continued leadership in SIPP and Wrap;
  - be able to access up to £0.45 billion(1) per annum of additional vesting pensions, a source of profitable annuities;
  - deliver pre-tax cost synergies of at least £53 million per annum by the end of 2010, and financial synergies of £18 million per annum before tax. 15% of the cost and financial synergies are expected to be achieved in 2008, 75% in 2009 and 100% in 2010;
  - through the Abbey bancassurance relationship, gain access to a further 2 million potential customers through their nationwide network of more than 700 branches;
  - drive operational efficiency through combining asset management platforms, head offices and Life & Pensions support functions while maintaining market leading service capabilities; and
  - deliver an enhanced cashflow profile for the Enlarged Group, which will provide further opportunity to drive growth.

Financial effects(2)

The Board of Standard Life believes that the Transactions will deliver a number of compelling financial benefits:

- Operating EEV earnings per share neutral in 2008 and accretive from 2009, the first full year of ownership;
- Return on Embedded Value neutral in 2008 and accretive from 2009;
- Operating cashflow per share accretive from 2008; and
- Higher margins in Life & Pensions and Asset Management.

Resolution assets to be acquired by Standard Life

Following the Transactions, Standard Life will retain Resolution businesses and assets including Resolution Asset Management, Scottish Provident, Scottish Mutual Assurance, Phoenix Life Assurance, Scottish Mutual International and Scottish Provident International.

Standard Life will retain almost all of Resolution's new business capability which for the first half of 2007 generated:

- PVNBP of £448 million; and
- NBC of £30 million.

Standard Life will acquire EEV of approximately £2.0 billion.

Sale of assets to Swiss Re

Standard Life has entered into an option agreement with Swiss Re pursuant to which, subject to the Scheme becoming Effective, Swiss Re would (following exercise of the options granted under that agreement) acquire certain of Resolution's businesses and assets including Phoenix Life, Phoenix Pensions, Phoenix & London Assurance and Resolution Management Services, for a purchase price of £2.35 billion payable in cash.

As Standard Life will own Resolution Asset Management, Swiss Re has agreed to continue existing investment management arrangements with Standard Life for 10 years, pursuant to which Standard Life will manage £24 billion of assets.

Gerry Grimstone, Chairman of Standard Life, said:

"We are delighted to announce this recommended offer for Resolution, which will create significant value for both Standard Life and Resolution shareholders. The combination of Standard Life's and Resolution's complementary businesses will create one of Britain's leading life & pensions and asset management groups and accelerate Standard Life's delivery of shareholder value. We are also very pleased to be working with Swiss Re in this transaction, whose agreement to acquire a substantial proportion of Resolution's closed book assets for cash adds significant certainty for Resolution shareholders."

Sandy Crombie, CEO of Standard Life, said:

"Standard Life has had an extremely successful start to life as a public company since our IPO last year. We are on course to deliver on our financial targets and have delivered significant growth in assets, embedded value, new business profits and cashflow. This recommended offer for Resolution is the next step. It will significantly expand our UK operations and complete our retail product offering to ensure we can meet the investment, savings, protection and pension needs of our significantly expanded customer base. We are looking forward to working with our new colleagues to capitalise on the many opportunities this brings us."

Clive Cowdery, Chairman of Resolution, said:

"We believe this Transaction represents an attractive balance for Resolution shareholders, who will receive a substantial proportion of their investment in cash while retaining an equity interest in the value expected to be delivered from the Enlarged Group. The board of Resolution, therefore, unanimously recommends Standard Life's offer."

There will be an analyst presentation for research analysts and investors at 2pm (BST) today, 26 October 2007 to be held at UBS, 100 Liverpool Street, London, EC2M 2RH.

The presentation will be webcast with dial in and playback facility. For details please contact Maitland on +44 20 7379 5151.

A copy of the presentation will be available at www.standardlife.com in due course.

Enquiries:

Standard Life plc
+44 (0) 131 225 2552
Gerry Grimstone
Sandy Crombie
David Nish

Resolution plc
+44 (0) 20 7489 4880
Clive Cowdery
Mike Biggs
Steve Riley

Merrill Lynch International
+44 (0) 20 7628 1000
Henrietta Baldock
Matthew Greenburgh
Michael Findlay

Citi
+44 (0) 20 7986 4000
Chris Jillings
Andrew Thompson

UBS Investment Bank
+44 (0) 20 7567 8000
Ian Gladman
Tim Waddell

Lazard
+44 (0) 20 7187 2000
Jon Hack
Edmund Dilger

Maitland
+44 (0) 20 7379 5151
Neil Bennett
Anthony Silverman
Rebecca Mitchell

Temple Bar
+44 (0) 20 7002 1080
+44 (0) 7795 425 580
Alex Child-Villiers

Notes:

(1) An estimated 50% of approximately £0.9 billion of vesting pensions per annum.

(2) Nothing in this announcement should be interpreted to mean that Standard Life's future EEV operating earnings per share will necessarily match or exceed the historical EEV operating earnings per share of Standard Life.

This summary should be read in conjunction with the full text of the following announcement and the Appendices. The conditions to, and certain further terms of, the Offer are set out in Appendix I. The bases and sources for certain financial information contained in this announcement are set out in Appendix II. Certain definitions and terms used in this announcement are set out in Appendix III.

Merrill Lynch is acting as joint financial adviser and corporate broker to Standard Life and no one else in connection with the Transactions and will not be responsible to any other person for providing the protections afforded to the clients of Merrill Lynch nor for providing advice in relation to the Transactions or any other matter referred to in this announcement.

UBS is acting as joint financial adviser and corporate broker to Standard Life and no one else in connection with the Transactions and will not be responsible to any other person for providing the protections afforded to the clients of UBS nor for providing advice in relation to the Transactions or any other matter referred to in this announcement.

Citi is acting as joint financial adviser to Resolution and no one else in connection with the Offer and will not be responsible to any other person for providing the protections afforded to the clients of Citi nor for providing advice in relation to the Offer or any other matter referred to in this announcement.

Lazard is acting as joint financial adviser to Resolution and no one else in connection with the Offer and will not be responsible to any other person for providing the protections afforded to the clients of Lazard nor for providing advice in relation to the Offer or any other matter referred to in this

announcement.

Overseas jurisdictions

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and, therefore, any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. This announcement has been prepared for the purposes of complying with English law, the City Code and the Listing Rules and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of England.

This announcement is not intended to, and does not constitute, or form part of, an offer to sell, purchase, exchange or subscribe for or a solicitation of an offer to sell, purchase or exchange any securities or a solicitation of any vote or approval in any jurisdiction. This announcement does not constitute a prospectus or a prospectus equivalent document. Shareholders of Standard Life and Resolution are advised to read carefully the formal documentation in relation to the Offer once it has been despatched. The proposals relating to the Offer will be made solely through the Scheme Document, which will contain the full terms and conditions of the Offer, including details of how to vote with respect to the Scheme. Any acceptance or other response to the proposals should be made only on the basis of the information in the Scheme Document.

In particular, this announcement is not an offer of securities for sale or a solicitation of any offer to buy securities in the United States and the New Standard Life Shares, which will be issued in connection with the Offer, have not been, and will not be, registered under the US Securities Act or under the securities law of any state, district or other jurisdiction of the United States, Australia, Canada or Japan and no regulatory clearance in respect of the New Standard Life Shares has been, or will be, applied for in any jurisdiction other than the UK. The New Standard Life Shares may not be offered, sold, or, delivered, directly or indirectly, in, into or from the United States without registration under the US Securities Act or an exemption from registration. The New Standard Life Shares may not be offered, sold, resold, delivered or distributed, directly or indirectly, in, into or from Canada, Australia or Japan or to, or for the account or benefit of, any resident of Australia, Canada or Japan absent an exemption from registration or an exemption under relevant securities law. It is expected that the New Standard Life Shares will be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof. Under applicable US securities laws, persons (whether or not US Persons) who are or will be "affiliates" within the meaning of the US Securities Act of Standard Life or Resolution prior to, or of the Enlarged Group after, the Effective Date will be subject to certain transfer restrictions relating to the New Standard Life Shares received in connection with the Scheme.

The availability of the New Standard Life Shares, the Mix and Match Facility and the Loan Note Alternative under the terms of the Offer to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements.

The Loan Notes to be issued pursuant to the Loan Note Alternative have not been, and will not be, listed on any stock exchange.

Notice to US Investors: The Offer relates to the shares of a UK company and is proposed to be made by means of a scheme of arrangement provided for under the laws of England and Wales. The Offer is subject to the disclosure requirements and practices applicable in the United Kingdom to schemes of arrangement, which

differ from the disclosure and other requirements of US securities laws. Financial information included in the relevant documentation will have been prepared in accordance with accounting standards applicable in the United Kingdom that may not be comparable to the financial statements of US companies.

If the Acquisition is implemented by way of an offer, it will be made in accordance with the procedural and filing requirements of the US securities laws, to the extent applicable. If the Acquisition is implemented by way of an offer, the New Standard Life Shares to be issued in connection with such offer will not be registered under the US Securities Act or under the securities laws of any state, district or other jurisdiction of the United States and may not be offered, sold or delivered, directly or indirectly, in the United States except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act or such other securities laws. Standard Life does not intend to register any such New Standard Life Shares or part thereof in the United States or to conduct a public offering of the New Standard Life Shares in the United States.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in 1 per cent. or more of any class of "relevant securities" of Standard Life or Resolution, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the Scheme becomes Effective, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends (or if the Acquisition is implemented by way of an offer, until the date on which such offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends). If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Standard Life or Resolution, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Resolution or Standard Life by Standard Life or Resolution, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

Forward looking statements

This announcement may contain forward looking statements that are based on current expectations or beliefs, as well as assumptions about future events. Generally, the words "will", "may", "should", "continue", "believes", "expects",

"intends", "anticipates" or similar expressions identify forward-looking statements. These statements are based on the current expectations of management and are naturally subject to risks, uncertainties and changes in circumstances. Undue reliance should not be placed on any such statements because, by their very nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results, and management's plans and objectives, to differ materially from those expressed or implied in the forward looking statements.

There are several factors which could cause actual results to differ materially from those expressed or implied in forward looking statements. Among the factors that could cause actual results to differ materially from those described in the forward looking statements are the ability to combine successfully the businesses of Standard Life and Resolution and to realise expected synergies from that combination, changes in the global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax rates and future business combinations or dispositions.

Neither Standard Life nor Resolution undertakes any obligation (except as required by the Listing Rules, the Disclosure and Transparency Rules and the rules of the London Stock Exchange) to revise or update any forward looking statement contained in this announcement, regardless of whether that statement is affected as a result of new information, future events or otherwise.

Responsibility for information

Save in relation to information relating specifically and solely to Resolution, the Resolution directors are not responsible for the contents of this Announcement.

Not for release, publication or distribution, in whole or in part, in or into any jurisdiction where to do so would constitute a violation of the relevant laws of that jurisdiction

Date: 26 October 2007

STANDARD LIFE ANNOUNCES RECOMMENDED OFFER FOR RESOLUTION AND ASSOCIATED DISPOSAL OF CERTAIN RESOLUTION ASSETS TO SWISS RE

Part II of II

ACQUISITION OF RESOLUTION BY STANDARD LIFE

1. Introduction

The Boards of Standard Life plc ("Standard Life") and Resolution plc ("Resolution") are pleased to announce the terms of a recommended offer by Standard Life for Resolution (the "Offer" or the "Acquisition") and the associated disposal of certain Resolution assets to Swiss Reinsurance Company ("Swiss Re") (the "Disposal") (together the "Transactions").

It is currently envisaged that the Acquisition will be implemented by way of a court sanctioned scheme of arrangement of Resolution. The Conditions to the Offer are set out in full in Appendix I to this announcement. In addition, attention is drawn to the summary of certain Conditions set out in paragraph 13 of this Part II of the announcement.

Following discussion with Standard Life, Resolution has, subject to the satisfaction of certain conditions, agreed to take the steps necessary to effect, to the extent that it is lawfully able to do so before the Scheme becomes Effective, certain reorganisation steps in relation to its group. Resolution intends, subject to its obligations under the merger agreement with Friends Provident plc ("Friends Provident") and the fiduciary duties of its directors, to co-operate fully with Standard Life (including by providing reasonable access to Resolution's personnel and relevant information) in respect of the other pre-closing arrangements necessary for Standard Life to effect a reorganisation of the Resolution Group immediately upon the Scheme becoming Effective.

Standard Life has entered into an option agreement with Swiss Re (the "Swiss Re Option Agreement") pursuant to which, subject to the Scheme becoming Effective, Swiss Re would (following exercise of options granted over such assets under such option agreement) acquire certain of Resolution's businesses and assets including Phoenix Life, Phoenix Pensions, Phoenix & London Assurance and Resolution Management Services, for a purchase price of £2.35 billion payable in cash.

As Standard Life will own Resolution Asset Management, Swiss Re has agreed to continue existing investment management arrangements with Standard Life for 10 years, pursuant to which Standard Life will manage £24 billion of assets.

2. Offer Terms

For each Resolution Share, Resolution Shareholders will receive:

517 pence in cash

and

0.715 New Standard Life Shares.

The Offer values each Resolution share at 715 pence based on Standard Life's Closing Price of 276.25 pence on 25 October 2007 and 727 pence per Resolution share based on Standard Life's 3 month average share price of 293.69 pence. On the basis of the Closing Price on 25 October 2007, the Offer values Resolution at £4.9 billion.

The Offer is subject to the conditions set out in Appendix I to this announcement and to the further terms and conditions to be set out in the Scheme Document.

3. Resolution Board recommendation

The Resolution directors, who have been so advised by Citi and Lazard, consider the terms of the Acquisition to be fair and reasonable. In providing their advice to the Resolution directors, Citi and Lazard have taken into account the commercial assessments of the Resolution directors.

The Resolution directors consider that the Acquisition is in the best interests of Resolution Shareholders as a whole and accordingly have unanimously agreed to recommend that Resolution Shareholders vote in favour of the resolutions relating to the Acquisition to be proposed at the Court Meeting and Resolution's Extraordinary General Meeting.

4. Background to and reasons for the Acquisition

The Board of Standard Life believes that the Acquisition offers a significant opportunity to create value.

Since its demutualisation and IPO in 2006, Standard Life has continued to pursue a clear strategy to deliver shareholder value, based on:

- creating capital efficient innovative products;
- opening new routes to market;
- leveraging investment management expertise and performance; and
- driving for operational excellence.

The Acquisition builds on this strategy. Following the Transactions, Standard Life will:

- be one of the UK's leading life and pensions companies with approximately 7 million UK customers and have the largest UK new business franchise capability with combined 2006 PVNBP of £8.6 billion and combined embedded value as at 30 June 2007 of £6.6 billion;
- have enhanced scale in its leading asset management business with combined funds under management of approximately £191 billion, including £24 billion under a long term contract from Swiss Re, and third party business increasing from 33% to 39% of funds under management;
- have a complete product offering, with strength in pensions, protection, an enhanced annuity position as well as continued leadership in SIPP and Wrap; and
- be able to access up to £0.45 billion(3) per annum of additional vesting pensions, a source of profitable annuities.

The Enlarged Group will create significant value through cost synergies and improved efficiency. Total pre-tax cost and financial synergies are expected to be at least £71 million per annum, with £35 million being realised from asset management savings and £18 million through consolidating the group head offices and Life and Pensions head office and support functions. Financial synergies of £18 million per annum have been identified reflecting the enhanced value of new business. 15% of the cost and financial synergies are expected to be achieved in 2008, 75% in 2009 and 100% in 2010.

In addition to these cost and financial synergies, Standard Life believes that the combination provides an opportunity to achieve revenue synergies from leveraging Standard Life's sales and distribution network to increase sales of Resolution products and increased cross-selling opportunities for products such as annuities and protection to an enlarged customer base. Furthermore, the combined asset management business will have considerable potential to enhance revenues through applying more innovative and active investment strategies.

The enhanced cashflow profile of the Enlarged Group will provide further opportunity to deliver growth.

5. Resolution assets to be acquired by Standard Life

Following the Transactions, Standard Life will retain the following Resolution businesses and assets:

- Resolution Asset Management. £50 billion of the assets under management out

of the £57 billion managed by Resolution as at 30 June 2007 will be retained by Standard Life after the Disposal, including £24 billion under a 10 year investment management agreement with Swiss Re.

- Almost all of Resolution's new business capability, including its leading protection offering and profitable annuity and drawdown new business opportunity. In addition, Standard Life will gain access to Abbey's nationwide network of more than 700 branches, which will provide access to a further 2 million potential customers and diversify and significantly enhance Standard Life's distribution capability. Standard Life will also retain Resolution's 65 strong Abbey broker consultant business. During the first half of 2007 Resolution's new business generated:

  - PVNBP of £448 million; and

  - NBC of £30 million.

- Life Division North, which has a market share of 6% in the UK protection market and includes:

  - Scottish Provident (EEV of £0.6 billion);

  - Scottish Mutual Assurance (EEV of £0.8 billion);

  - Phoenix Life Assurance (EEV of £0.3 billion); and

  - Scottish Mutual International and Scottish Provident International (total EEV of £0.3 billion).

- Group cash of £0.6 billion and external debt of £0.9 billion as at 30 June 2007.

6. Arrangements with Swiss Re

Pursuant to the Swiss Re Option Agreement, subject to the Scheme becoming Effective, Swiss Re would (following exercise of the options contained in that agreement) acquire from Standard Life certain Resolution businesses and assets for a purchase price of £2.35 billion. The businesses to be acquired include:

- Life businesses, which are substantially closed to new business and which include:

  - Phoenix Life;

  - Phoenix Pensions;

  - Phoenix & London Assurance; and

  - Resolution Life Limited ("RLL") (following the Reorganisation).

- Resolution Management Services (excluding RMS (Ireland) Holdings, RMS (Glasgow) Limited, Scottish Provident Limited and Scottish Provident Pension Trustees Limited) along with those staff wholly or mainly assigned to the businesses acquired by Swiss Re pursuant to the Disposal. Resolution Management Services staff wholly or mainly assigned to life and asset management businesses retained by Standard Life will be transferred to Standard Life in accordance with TUPE following the appropriate consultation process.

Following exercise of options granted under the Swiss Re Option Agreement Swiss Re has agreed to continue the existing investment management arrangements of the businesses it acquires for 10 years, pursuant to which Standard Life would

manage £24 billion of assets. Swiss Re would retain the investment management relating to some £7 billion of assets within the businesses it would acquire.

Standard Life would also reinsure to Swiss Re approximately £1.3 billion non-profit immediate and deferred annuity liabilities in the Resolution business retained by Standard Life.

Under the terms of the Swiss Re Option Agreement, Standard Life has agreed that it will not immediately prior to the first of the Court Hearings waive any Condition relating to the business, assets, liabilities, financial or trading position of Resolution without the prior consent of Swiss Re, such consent not to be unnecessarily withheld. In addition, if Standard Life is notified by Swiss Re of an event in relation to the businesses to be acquired by Swiss Re and/or Resolution Management Services which constitutes a breach of a Condition of such a nature that the Panel would or could reasonably be expected to permit that Condition to be invoked, Standard Life may either choose to terminate the Swiss Re Option Agreement with Swiss Re or, alternatively, cooperate with Swiss Re to obtain the Panel's consent to permit that Condition to be invoked. Swiss Re is being advised by Credit Suisse in the context of the Disposal.

7. Financing

The cash consideration payable by Standard Life under the terms of the offer will be funded from the consideration payable by Swiss Re pursuant to the Disposal and new debt facilities entered into for the purposes of the Acquisition. Under the terms of its debt facilities, Standard Life has agreed that it will not, without the consent of the agent, acting on the instructions of the lenders, agree to amend, waive, revise, withdraw, treat as satisfied or agree or decide not to enforce in whole or in part any Condition or material term of the Offer which would, or is reasonably likely to, have a material adverse effect on the interests of the lenders, unless required by law, the City Code, the Panel or, if relevant, the Court.

Merrill Lynch and UBS Limited confirm that they are satisfied that resources are available to Standard Life to satisfy full acceptance of the Offer.

8. Cost and financial synergies

Standard Life has identified a number of areas of synergies from the integration of the Resolution assets to be acquired by Standard Life.

Standard Life's management has targeted at least £71 million in annualised pre-tax cost and financial synergies by the end of 2010 arising primarily from the following areas:

- £35 million annual cost savings from the integration of Resolution's asset management function onto Standard Life's platform;
- £18 million annual cost savings from de-duplication of group head office costs and rationalisation of UK Life & Pensions head office and support functions arising from the integration of the life operations to be retained by Standard Life following the Disposal of certain assets to Swiss Re; and
- financial synergies of £18 million per annum reflecting the enhanced value of new business.

15% of the cost and financial synergies are expected to be achieved in 2008, 75% in 2009 and 100% in 2010. The estimated pre-tax one-off costs of achieving the cost synergies are expected to be approximately £82 million, comprising approximately £65 million in 2008 and approximately £17 million in 2009.

Management consider that these savings have been conservatively estimated and

are confident that they will be delivered. An implementation plan is in place.

Standard Life's head office will continue to be in Edinburgh and it intends to operate certain group functions from London. Resolution's head office in London will be retained as a corporate office of the Enlarged Group. It is expected that the Enlarged Group will be structured into a number of operational divisions. The UK Financial Services Business, which comprises Standard Life's life and pensions, healthcare and banking divisions, will be extended to include Resolution's new business division and in-force business. Resolution and Standard Life's asset management operations will be integrated and managed as a single entity.

The above cost synergies have been determined after allowing for the full implementation of Standard Life and Resolution's previously announced cost savings programmes:

- At the time of its IPO, Standard Life announced a Life & Pensions expense reduction of £30 million and corporate cost reduction of £16 million per annum by 2007.
- Standard Life also announced £100 million of underlying annual cost savings in its preliminary results of 22 March 2007.
- Resolution announced £17 million of pre-tax annual synergies at the time of its acquisition of the former Abbey life companies, which completed in August 2006.

These synergies also exclude the £20 million of expected pre-tax annual cost savings relating to Resolution's merger with Britannic, which completed in September 2005 and which relate to the businesses to be acquired by Swiss Re.

In addition to the benefits outlined above, Standard Life's management believe that Standard Life would be able to realise financial benefits at least equivalent to the anticipated £250 million benefit arising from the hitherto proposed merger of Resolution's Life Division North and Life Division South in 2008 as announced by Resolution on 10 September 2007, through merging the acquired businesses into certain life funds in the Standard Life Group.

9. Financial effects of the Transactions

The Board of Standard Life believes the Transactions have a number of compelling financial benefits. These are expected to be achieved through increased income as a result of the growth in funds under management by Standard Life Investments to approximately £191 billion (including the £24 billion under a long term contract from Swiss Re) and the enhancement of Standard Life's new business distribution platform through the addition of the Abbey bancassurance relationship and improvements in new business margins.

The Board of Standard Life expects that the combined effect of these items will lead to(4):

- operating EEV earnings per share neutral in 2008 and accretive from 2009, the first full year of ownership;
- Return on Embedded Value neutral in 2008 and enhancing from 2009;
- operating cashflow per share accretive from 2008; and
- higher margins in Life & Pensions and Asset Management.

10. Board of Directors of the Enlarged Group

Clive Cowdery, Mike Biggs and Sir David Cooksey have been invited to join the Board of Standard Life on completion of the Acquisition. It is proposed that Clive Cowdery will join the Board as non-executive Deputy Chairman.

11. Dividend Policy and Capital

The Enlarged Group will follow Standard Life's existing dividend policy following completion of the Transactions. Standard Life's objective is to pay a progressive dividend which takes account of the long term earnings and cash flow potential of the Enlarged Group.

Standard Life's interim dividend is paid in November and final dividend in May each year. The interim dividend is expected to represent approximately one-third of the expected total annual dividend.

It is intended that Resolution Shareholders who receive New Standard Life Shares will be entitled to receive Standard Life's final dividend for the year ending 31 December 2007.

Resolution is a highly cash generative business, with shareholder cashflow of £201 million in the first half of 2007. Initially the additional cashflow which Resolution brings to the Enlarged Group will be used to pay down the debt facility which Standard Life has arranged to fund in part the Acquisition. Standard Life will target a level of gearing which is consistent with an 'A/A1' credit rating and maintain an efficient balance sheet.

12. Current trading and prospects

Standard Life has today released its New Business Results for the nine months to 30 September 2007. The highlights are as follows:

- Worldwide life and pensions sales up 21% to £11,669 million (2006: £9,690 million)
- UK life and pensions sales up 27% to £9,850 million (2006: £7,777 million)
  - Individual SIPP sales up 43% to £3,577 million (2006: £2,506 million)
  - Group Pensions sales up 31% to £2,000 million (2006: £1,532 million)
- Standard Life Investments worldwide investment net inflows up 95% to £6,078 million (2006: £3,121 million)
  - Third party funds under management up 24% to £47.7 billion (31 December 2006: £38.5 billion)
  - Total funds under management up 8% to £142.2 billion (31 December 2006: £132.1 billion)

Standard Life's new business performance in the first nine months of 2007 has been strong, with growth of 21% in worldwide life and pensions and a 95% increase in investment net inflows. The moderation in growth rate from that seen in recent quarters was due to lower levels of UK new business in the third quarter, reflecting the impact of seasonality, recent volatility in financial markets, competitor pricing activity, and a tougher 2006 Q3 comparator.

Standard Life remains confident of achieving its previously announced margin targets and is on track to meet its target of a 9 - 10% return on embedded value in 2007 and increasing thereafter.

13. Conditions

Taking into account the particular circumstances of Resolution's business, the Offer is conditional, amongst other things, on the following Conditions, which have been negotiated and agreed between Standard Life, Resolution and Swiss Re:

- the Financial Services Authority giving notice in writing of its (change of control) approval (or being treated as having given its approval, following the expiry of prescribed approval period) in respect of:
  - Standard Life acquiring Resolution regulated entities (in terms reasonably satisfactory to Standard Life);
  - Swiss Re acquiring Resolution regulated entities (in terms reasonably satisfactory to Swiss Re); and
  - the RLL Reorganisation (in terms reasonably satisfactory to Standard Life and Swiss Re);
- the Office of Fair Trading ("OFT") indicating in terms satisfactory to Standard Life that it does not intend to refer the acquisition by Standard Life of Resolution for an in-depth review by the Competition Commission;
- the European Commission approving Swiss Re's acquisition of the Resolution businesses (either unconditionally or on terms satisfactory to Swiss Re) without initiating an in-depth review, or, if the transaction is referred back to the UK for review by the OFT, the OFT indicating in terms satisfactory to Swiss Re that it does not intend to refer Swiss Re's acquisition of the Resolution businesses for an in-depth review by the Competition Commission; and
- the Friends Provident Transaction not being approved by Resolution Shareholders.

In the event that any of the Conditions referred to above are not satisfied, Standard Life will seek to lapse the Offer.

14. Management and Employees

The Board of Standard Life believes that the prospects of employees of the Enlarged Group generally will be enhanced as a result of its strengthened market position and growth prospects.

The Board of Standard Life has given assurances to the Resolution directors that, following completion of the acquisition, the existing contractual employment rights of all employees of the retained Resolution businesses will be fully safeguarded. Any process of harmonising employment terms and conditions will be undertaken with the full involvement of recognised employee representative bodies.

Participants in the Resolution Share Schemes will be advised separately in due course of the impact of the merger on their entitlements and of the choices available to them.

15. Information on Standard Life

Standard Life is principally involved in managing customers' assets held in the form of life assurance and pensions, investment management, banking and healthcare insurance products, and is a member of the FTSE 100 Index.

The Standard Life Assurance Company was established in 1825, and was reincorporated as a mutual assurance company in 1925. The Standard Life group

originally operated only through branches or agencies of the mutual company in the United Kingdom and certain other countries. Its Canadian branch was founded in 1833 and its Irish operations in 1838. In 1996, it opened a branch in Frankfurt, Germany.

In the 1990s, the group also sought to diversify its operations into areas which complemented its core life assurance and pensions business, with the intention of positioning itself as a broad range financial services provider. In 1998 the group set up Standard Life Bank, its UK mortgage and retail savings banking subsidiary, and Standard Life Investments, which had previously been the in-house investment management unit of the group's life assurance and pensions business, was separated into a distinct legal entity, with the aim of establishing it as an independent investment management business providing services to both the group and third party retail and institutional clients.

The group's Hong Kong subsidiary, Standard Life Asia Limited, was incorporated in 1999 as a joint venture and became a wholly-owned subsidiary of Standard Life in 2002. The group's operations in Hong Kong were established to give the group a presence in the Far East from which it could expand into China. The group's joint venture in China with Tianjin Economic Development Area General Company became operational in 2003. The group's joint ventures in India with Housing Development Finance Corporation Limited were incorporated in 2000 (in relation to the life assurance and pensions joint venture) and 2003 (in relation to the investment management joint venture).

On 31 May 2006, the voting members of The Standard Life Assurance Company voted in favour of the demutualisation of The Standard Life Assurance Company and the flotation of Standard Life on the London Stock Exchange, which took place on 10 July 2006.

Standard Life's head office is in Edinburgh, and has significant operations in Canada, Ireland, Germany Hong Kong, China and India.

In the first half of 2007, Standard Life reported Worldwide life and pensions PVNBP of £8,181 million, with UK life and pensions PVNBP of £6,954 million. EEV operating profit for the first half of 2007 was £353 million. Group embedded value was £5,911 million at 30 June 2007.

16. Information on Resolution

Resolution is a specialist manager of in-force UK life funds and a member of the FTSE 100 Index. It was formed on 6 September 2005 when the merger of Britannic Group and Resolution Life Group ("RLG") was completed.

Britannic's heritage dates back to 1866, but it was only in 2003 that it closed for new business to focus on acquiring closed life funds. Britannic acquired the life operations of Allianz Cornhill in December 2004 and the Century Group in March 2005.

RLG was formed for the purpose of buying and managing closed life funds. It acquired the Royal & Sun Alliance life companies in September 2004 and Swiss Life UK in March 2005.

On 1 September 2006 Resolution completed the acquisition of the UK and offshore life insurance businesses of Abbey together with the associated new business infrastructure and services companies.

Resolution's head office is in London and it has significant administration operations in Wythall and Glasgow. Resolution's asset management operations are also based in Glasgow.

Resolution has total policyholder invested assets of £52 billion, comprising the financial assets and investment properties on the balance sheet at 30 June 2007.

Total funds under management at that date including third party funds totalled £57 billion. Resolution's embedded value at 30 June 2007 was £4,340 million. Resolution's EEV profit before tax for the half year ended 30 June 2007 was £288 million and reported IFRS profits before tax for the half year ended 30 June 2007 were £127 million. Gross assets on an IFRS basis as at 30 June 2007 were £63,466 million.

17. Scheme

The Scheme involves an application by Resolution to the Court to sanction the Scheme and confirm the cancellation of the Resolution Shares which are the subject of the Scheme other than Resolution Shares in respect of which Shareholders have elected to accept consideration in the form of Loan Notes under the Loan Note Alternative (which shares will be transferred to Standard Life pursuant to the Scheme). Under the Scheme. Resolution Shareholders will receive the New Standard Life Shares and cash (or Loan Notes) in consideration for cancellation or, as the case may be, the transfer of the Resolution Shares.

The Scheme requires the approval of Resolution Shareholders at the Court Meeting and approval by the Resolution Shareholders of certain resolutions to be proposed at the Resolution Extraordinary General Meeting. The Scheme would be approved at the Court Meeting if a majority in number representing 75 per cent. in value of Resolution Shareholders present and voting, either in person or by proxy, vote in favour of the Scheme. The Resolution Extraordinary General Meeting will be convened for the purposes of considering and, if thought fit, passing a special resolution to approve the reduction of Resolution's share capital and amendments to the articles of association of Resolution necessary to implement the Scheme and any other resolutions that may be necessary.

Once the necessary approvals from Resolution Shareholders have been obtained and the other Conditions have been satisfied (or, where applicable, waived), the Scheme would become Effective upon the sanction by the Court and the registration of the final court order by the Registrar of Companies in England and Wales.

Standard Life reserves the right (subject to the lending banks consent) to implement the Acquisition by way of takeover offer pursuant to which Standard Life would make a contractual offer under the Code to Resolution Shareholders to acquire the entire issued and to be issued ordinary share capital of Resolution. Any such offer would be made on the basis that Resolution Shares would be acquired fully paid and free from all liens, charges, equitable interests encumbrances and rights of pre-emption and other interest of any nature whatsoever and together with all rights then attaching thereto.

Fractional entitlements to New Standard Life Shares under the terms of the Offer will be disregarded and will not be issued.

18. Irrevocable undertakings

Resolution's directors are prevented from granting irrevocable undertakings to Standard Life in relation to the Offer due to the terms of the existing irrevocable undertakings they have given to Friends Provident.

19. Key terms of the Merger Agreement and Friends Provident Inducement Fee

Resolution may be contractually prohibited from entering into a merger agreement with Standard Life under the terms of Resolution's existing merger agreement with Friends Provident. Standard Life has entered into a unilateral deed to regulate the basis on which it is willing to effect the Transaction in accordance with which Standard Life has undertaken to behave in all respects in accordance with the provisions of the Merger Agreement as if it had been entered

into by both Standard Life and Resolution. If Resolution is permitted to and does not enter into the Merger Agreement within a specified period Standard Life's obligations under the deed shall terminate.

The Merger Agreement includes provisions to implement the Scheme on a timely basis and governing the conduct of the businesses of Resolution and Standard Life during the period prior to the Merger becoming Effective.

The Merger Agreement provides that all remaining Conditions other than those in set out in paragraphs 1.3 and 3.4 of Appendix I shall be waived prior to the Scheme Hearing, unless a Party seeks to invoke one of the Conditions and has notified the other and provided reasonable evidence that an event has occurred or circumstance has arisen which is sufficient for the Panel to permit the other party to withdraw from the merger.

Standard Life has agreed that it shall be liable to pay the Friends Provident Inducement Fee in the event that it becomes due and payable by Resolution in accordance with the provisions of the Friends Provident Merger Agreement, unless:

- a material corporate transaction involving Resolution is announced and completes;
- the Board of Resolution do not unanimously and without qualification recommend that Resolution Shareholders vote in favour of the Resolution EGM Resolutions and approve the Scheme or, having made such a recommendation the Board of Resolution at any time withdraw, or adversely modify, or qualify such recommendation
- the Resolution EGM Resolutions are not passed or the Scheme is not approved by Resolution Shareholders by the requisite majorities, and the Scheme is subsequently withdrawn and during the following 12 months period a material corporate transaction involving Resolution is announced and completes within a further 12 months,

and in such circumstances the Friends Provident Inducement Fee shall be repaid to Standard Life.

The Merger Agreement, if and when binding upon Resolution, includes an undertaking from Resolution not to agree to any inducement fee or any similar arrangement with any third party prior to the termination of the Merger Agreement.

The Merger Agreement includes undertakings from the Parties in terms that that they will not initiate or solicit any discussion for the purposes of procuring an Alternative Proposal. The Merger Agreement also contains obligations on the Parties to notify each other of any approach regarding an Alternative Proposal, the material terms of any such approach and they have undertaken, subject to the directors' fiduciary duties, not to withdraw, modify or qualify their recommendation within 48 hours of such notification without the consent of the other party.

Standard Life has reserved the right to elect to implement the merger by means of a takeover offer, to be subject to a 50 per cent. acceptance condition and to remain open until day 60 under the City Code.

The Merger Agreement shall terminate in certain circumstances including, without prejudice to the rights of either party that may have arisen prior to termination and without prejudice to the Inducement Fee, if:

- the merger does not become Effective on or before the Long Stop Date 31 March 2008;
- any Condition becomes incapable of satisfaction or is invoked;

- an Alternative Proposal becomes or is declared wholly unconditional or
- is completed;
- the shareholder resolutions of either Party necessary to implement the Merger are not passed by the requisite majorities; or
- following the Board of either Party withdrawing, adversely modifying or qualifying their recommendation.

20. Standard Life Extraordinary General Meeting

Given the size of the proposed Transactions in relation to the current size of Standard Life, it will be necessary for Standard Life Shareholders to approve the Transactions and authorise an increase in the share capital of Standard Life and the allotment of the New Standard Life Shares. An extraordinary general meeting of Standard Life will be convened for this purpose. A circular containing the notice of Standard Life Extraordinary General Meeting will be sent to Standard Life Shareholders.

21. Overseas Shareholders

The availability of the New Standard Life Shares, the Mix and Match Facility and the Loan Notes under the terms of the Offer to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdiction where they are resident. Such persons should inform themselves about and observe any applicable requirements. Further details in relation to overseas shareholders will be contained in the Scheme Document.

22. Mix and Match Facility relating to the Offer

A Mix and Match Facility will be made available to Resolution Shareholders in connection with the Offer.

Further information on the Mix and Match Facility will be included in the Scheme Document.

23. The Loan Note Alternative

As an alternative to some or all of the cash consideration to which they would otherwise be entitled under the Offer, accepting Resolution Shareholders (other than certain overseas shareholders who may not participate in the Loan Note Alternative) will, subject to the conditions and further terms which will be set out in the Scheme Document, be entitled to elect to receive Loan Notes to be issued by Standard Life on a basis to be determined.

24. Settlement, listing and dealings

Application will be made to the UK Listing Authority and the London Stock Exchange for the New Standard Life Shares to be admitted to the Official List and to trading on the London Stock Exchange's main market for listed securities. It is expected that the listing of the New Standard Life Shares will become Effective and that dealings for normal settlement will commence at 8.00 a.m. on the day following the Effective Date. Further details on settlement, listing and dealing will be included in the documents to be sent to Resolution Shareholders.

25. Delisting and re-registration

It is intended that the London Stock Exchange and the UKLA will be requested respectively to cancel trading in Resolution Shares on the London Stock Exchange's main market for listed securities and the listing of the Resolution Shares from the Official List on the Effective Date.

It is intended that Resolution be re-registered as a private limited company as part of the Scheme and for this to take effect on the Effective Date.

If the Acquisition is effected by way of a takeover offer, it is anticipated that the cancellation of Resolution's listing and admission to trading will take effect no earlier than 20 Business Days after the date on which the offer becomes or is declared unconditional in all respects. Delisting would significantly reduce the liquidity and marketability of any Resolution Shares not assented to the offer at that time.

If the Acquisition is effected by way of a takeover offer and such offer becomes or is declared unconditional in all respects and sufficient acceptances are received, Standard Life intends to exercise its rights to acquire compulsorily the remaining Resolution Shares in respect of which the offer has not been accepted.

26. Interests in Resolution shares

Save as disclosed in Appendix IV, neither Standard Life, nor any of its directors, nor to the best of Standard Life's knowledge and belief, any person acting in concert with Standard Life is interested in or has any rights to subscribe for any Resolution Shares or has borrowed or lent any Resolution Shares nor does any such person have any short position whether conditional or absolute and whether in the money or otherwise (including a short position under a derivative) or any arrangement in relation to Resolution Shares. For these purposes "interest" includes any long economic exposure, whether conditional or absolute, to changes in the price of securities and a person is treated as having an "interest" by virtue of the ownership or control of securities or by virtue of any option in respect of, or derivative referenced to, securities and "arrangement" includes any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery of Resolution Shares and also includes any indemnity or option arrangement, any agreement or understanding, formal or informal, of whatever nature relating to Resolution Shares which may be an inducement to deal or refrain from dealing in such securities.

27. Securities in issue

In accordance with Rule 2.10 of the City Code, as at close of business on 25 October 2007, being the last Business Day prior to this announcement, Standard Life had 2,173,918,591 ordinary shares of 10 pence each in issue (ISIN number GB00B16KPT44) and Resolution had 686,402,970 ordinary shares of 5 pence each in issue (ISIN number GB0004342563).

28. Expected timetable

It is currently expected that shareholder documentation in relation to the Acquisition will be despatched in December 2007 with a Standard Life Extraordinary General Meeting in January 2008 and completion in the first quarter of 2008.

Enquiries:

Standard Life plc	Resolution plc
+44 (0) 131 225 2552	+44 (0) 20 7489 4880
Gerry Grimstone	Clive Cowdery
Sandy Crombie	Mike Biggs

David Nish

Steve Riley

Merrill Lynch International
+44 (0) 20 7628 1000
Henrietta Baldock
Matthew Greenburgh
Michael Findlay

Citi
+44 (0) 20 7986 4000
Chris Jillings
Andrew Thompson

UBS Investment Bank
+44 (0) 20 7567 8000
Ian Gladman
Tim Waddell
Robert Minear

Lazard
+44 (0) 20 7187 2000
Jon Hack
Edmund Dilger

Maitland
+44 (0) 20 7379 5151
Neil Bennett
Anthony Silverman
Rebecca Mitchell

Temple Bar
+44 (0) 20 7002 1080
Alex Child-Villiers

Notes:

(3) An estimated 50% of approximately £0.9 billion of vesting pensions per annum.

(4) Nothing in this announcement should be interpreted to mean that Standard Life's future EEV operating earnings per share will necessarily match or exceed the historical EEV operating earnings per share of Standard Life.

The conditions to, and certain further terms of, the Offer are set out in Appendix I. The bases and sources for certain financial information contained in this announcement are set out in Appendix II. Certain definitions and terms used in this announcement are set out in Appendix III.

Merrill Lynch is acting as joint financial adviser and corporate broker to Standard Life and no one else in connection with the Transactions and will not be responsible to any other person for providing the protections afforded to the clients of Merrill Lynch nor for providing advice in relation to the Transactions or any other matter referred to in this announcement.

UBS is acting as joint financial adviser and corporate broker to Standard Life and no one else in connection with the Transactions and will not be responsible to any other person for providing the protections afforded to the clients of UBS nor for providing advice in relation to the Transactions or any other matter referred to in this announcement.

Citi is acting as joint financial adviser to Resolution and no one else in connection with the Offer and will not be responsible to any other person for providing the protections afforded to the clients of Citi nor for providing advice in relation to the Offer or any other matter referred to in this announcement.

Lazard is acting as joint financial adviser to Resolution and no one else in connection with the Offer and will not be responsible to any other person for providing the protections afforded to the clients of Lazard nor for providing advice in relation to the Offer or any other matter referred to in this announcement.

Overseas jurisdictions

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons

who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. This announcement has been prepared for the purposes of complying with English law, the City Code and the Listing Rules and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of England.

This announcement is not intended to, and does not constitute, or form part of, an offer to sell, purchase, exchange or subscribe for or a solicitation of an offer to sell, purchase or exchange any securities or a solicitation of any vote or approval in any jurisdiction. This announcement does not constitute a prospectus or a prospectus equivalent document. Shareholders of Standard Life and Resolution are advised to read carefully the formal documentation in relation to the Offer once it has been despatched. The proposals relating to the Offer will be made solely through the Scheme Document, which will contain the full terms and conditions of the Offer, including details of how to vote with respect to the Scheme. Any acceptance or other response to the proposals should be made only on the basis of the information in the Scheme Document.

In particular, this announcement is not an offer of securities for sale or a solicitation of any offer to buy securities in the United States and the New Standard Life Shares, which will be issued In connection with the Offer, have not been, and will not be, registered under the US Securities Act or under the securities law of any state, district or other jurisdiction of the United States, Australia, Canada or Japan and no regulatory clearance in respect of the New Standard Life Shares has been, or will be, applied for in any jurisdiction other than the UK. The New Standard Life Shares may not be offered, sold, or, delivered, directly or indirectly, in, into or from the United States without registration under the US Securities Act or an exemption from registration. The New Standard Life Shares may not be offered, sold, resold, delivered or distributed, directly or indirectly, in, into or from Canada, Australia or Japan or to, or for the account or benefit of, any resident of Australia, Canada or Japan absent an exemption from registration or an exemption under relevant securities law. It is expected that the New Standard Life Shares will be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof. Under applicable US securities laws, persons (whether or not US Persons) who are or will be "affiliates" within the meaning of the US Securities Act of Standard Life or Resolution prior to, or of the Enlarged Group after, the Effective Date will be subject to certain transfer restrictions relating to the New Standard Life Shares received in connection with the Scheme.

The availability of the New Standard Life Shares, the Mix and Match Facility and the Loan Note Alternative under the terms of the Offer to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements.

The Loan Notes to be issued pursuant to the Loan Note Alternative have not been, and will not be, listed on any stock exchange.

Notice to US Investors: The Offer relates to the shares of a UK company and is proposed to be made by means of a scheme of arrangement provided for under the laws of England and Wales. The Offer is subject to the disclosure requirements and practices applicable in the United Kingdom to schemes of arrangement, which differ from the disclosure and other requirements of US securities laws. Financial information included in the relevant documentation will have been prepared in accordance with accounting standards applicable in the United Kingdom that may not be comparable to the financial statements of US companies.

If the Acquisition is implemented by way of an offer, it will be made in accordance with the procedural and filing requirements of the US securities

laws, to the extent applicable. If the Acquisition is implemented by way of an offer, the New Standard Life Shares to be issued in connection with such offer will not be registered under the US Securities Act or under the securities laws of any state, district or other jurisdiction of the United States and may not be offered, sold or delivered, directly or indirectly, in the United States except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act or such other securities laws. Standard Life does not intend to register any such New Standard Life Shares or part thereof in the United States or to conduct a public offering of the New Standard Life Shares in the United States.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in 1 per cent. or more of any class of "relevant securities" of Standard Life or Resolution, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the Scheme becomes Effective, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends (or if the Acquisition is implemented by way of an offer, until the date on which such offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends). If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Standard Life or Resolution, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Resolution or Standard Life by Standard Life or Resolution, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

Forward looking statements

This announcement may contain forward looking statements that are based on current expectations or beliefs, as well as assumptions about future events. Generally, the words "will", "may", "should", "continue", "believes", "expects", "intends", "anticipates" or similar expressions identify forward-looking statements. These statements are based on the current expectations of management and are naturally subject to risks, uncertainties and changes in circumstances. Undue reliance should not be placed on any such statements because, by their very nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results, and management's plans and objectives, to differ materially from those expressed or

implied in the forward looking statements.

There are several factors which could cause actual results to differ materially from those expressed or implied in forward looking statements. Among the factors that could cause actual results to differ materially from those described in the forward looking statements are the ability to combine successfully the businesses of Standard Life and Resolution and to realise expected synergies from that combination, changes in the global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax rates and future business combinations or dispositions.

Neither Standard Life nor Resolution undertakes any obligation (except as required by the Listing Rules, the Disclosure and Transparency Rules and the rules of the London Stock Exchange) to revise or update any forward looking statement contained in this announcement, regardless of whether that statement is affected as a result of new information, future events or otherwise.

Responsibility for information

Save in relation to information relating specifically and solely to Resolution, the Resolution directors are not responsible for the contents of this Announcement.

APPENDIX I
CONDITIONS TO AND CERTAIN FURTHER TERMS OF THE ACQUISITION

The Acquisition will be conditional upon the Scheme becoming unconditional and Effective by 31 March 2008 or such later date as Resolution and Standard Life may agree and (if required) the Court and the Panel may allow.

1. The Scheme will be subject to the following conditions:

1.1 approval by a majority in number representing not less than three-fourths in value of the holders of Scheme Shares, present and voting, whether in person or by proxy, at the Court Meeting (or any adjournment thereof) and such approval not subsequently being revoked;

1.2 the resolutions required to implement the Scheme being passed at the Resolution Extraordinary General Meeting (or any adjournment thereof); and

1.3 the sanction of the Scheme and the confirmation of the Capital Reduction by the Court (in either case with or without modification (but subject to such modification being acceptable to Standard Life and Resolution)), office copies of the Court Order and of the minute of reduction being delivered to the Registrar of Companies and, in relation to the Capital Reduction, being registered by him.

2 The Acquisition will be conditional upon the passing at the Standard Life Extraordinary General Meeting (or any adjournment thereof) of such resolution or resolutions as are necessary to approve, implement and effect the Transactions and the acquisition of Resolution Shares pursuant to the Acquisition or otherwise (as such resolutions may be set out in the Standard Life Shareholder Circular, including a resolution or resolutions to increase the share capital of Standard Life and authorise the creation and allotment of the New Standard Life Shares) and such resolutions not subsequently being revoked.

3 Standard Life and Resolution have agreed that, subject to the provisions of paragraph 5 of this Appendix I below and the requirements of the Panel in accordance with the City Code, the Scheme will also be conditional upon, and accordingly the necessary actions to effect the Acquisition will only be taken on, the satisfaction, or where relevant, waiver of the following Conditions:

3.1 all merger control clearances and approvals from Competition Authorities necessary for the purposes of the Acquisition being obtained in terms reasonably satisfactory to Standard Life and all waiting or other time periods (including any extensions thereof) having expired, lapsed or terminated;

3.2 the Office of Fair Trading deciding, in terms satisfactory to Standard Life, not to refer the proposed acquisition envisaged in the Acquisition or any matter arising therefrom to the UK Competition Commission for investigation under the Enterprise Act 2002;

3.3 to the extent that the transactions contemplated by the Swiss Re Transaction either constitute a concentration falling within the scope of the Council Regulation (EC) No 139/2004 of 20 January 2004 on the control of concentrations between undertakings (the "Regulation") or are to be examined by the European Commission as a result of a decision under Article 22(3) of the Regulation:

3.3.1 the European Commission taking a decision (or being deemed to have taken a decision) under Article 6(1)(b) of the Regulation declaring the Swiss Re Transaction compatible with the common market, either unconditionally or in terms reasonably satisfactory to Swiss Re, or failure of the European Commission to adopt a decision within the required time periods; or

3.3.2 the European Commission taking a decision (or being deemed to have taken a decision) to refer the whole or part of the Swiss Re Transaction to the Office of Fair Trading (the "OFT") under Article 9(3) of the Regulation and a statement being issued by the OFT indicating in terms reasonably satisfactory to Swiss Re that it does not intend to refer the Swiss Re Transaction to the Competition Commission (the "CC"), in whole or in part, either unconditionally or in terms reasonably satisfactory to Swiss Re and the European Commission taking any of the decisions under paragraph 3.3.1 above with respect to any part of the Swiss Re Transaction retained by it.

3.4 Admission becoming effective or, subject to the consent of the Panel, the UKLA agreeing to admit such shares to the Official List and the London Stock Exchange agreeing to admit such shares to trading subject only to (i) the allotment of such shares and/or (ii) the Acquisition becoming Effective;

3.5 the Financial Services Authority giving notice in writing under section 184(1) of FSMA, in terms reasonably satisfactory to Standard Life, of its approval in respect of any acquisition of or increase in control over (as defined in section 179 and section 180 of FSMA) any member of Resolution which is a UK authorised person (as defined in section 178(4) of FSMA) which would result from the Acquisition, or being treated as having given its approval by virtue of section 184(2) of FSMA;

3.6 the Financial Services Authority giving notice in writing under section 184(1) of FSMA, in terms reasonably satisfactory to Swiss Re, of its approval in respect of any acquisition of or increase in control over (as defined in section 179 and section 180 of FSMA) any member of Resolution which is a UK authorised person (as defined in section 178(4) of FSMA) which would result from the Swiss Re Transaction, or being treated as having given its approval by virtue of section 184(2) of FSMA;

3.7 save where the Financial Services Authority provides in writing that such approval is not required, the Financial Services Authority giving notice in writing under section 184(1) of FSMA, in terms reasonably satisfactory to Standard Life and Swiss Re, of its approval in respect of any increase in control or additional kind of control over (as defined in section 180 of FSMA) any member of Resolution which is a UK authorised person (as defined in section 178(4) of FSMA) which would result from the proposed pre-sale reorganisation of the Resolution Group in connection with the Transactions, or being treated as having given its approval by virtue of section 184(2) of FSMA;

3.8 the Friends Provident Transaction not being approved by Resolution Shareholders or otherwise lapsing or being withdrawn;

3.9 except as (i) publicly announced in accordance with the Listing Rules or Disclosure and Transparency Rules by Standard Life or Resolution prior to 26 October 2007, (ii) disclosed in the annual report and accounts of Resolution for the financial year ended 31 December 2006, (iii) disclosed in the annual report and accounts of Standard Life for the financial year ended 31 December 2006, (iv) disclosed in the interim financial statements of Resolution for the six months ended 30 June 2007, (v) disclosed in the interim financial statements of Standard Life for the six months ended 30 June 2007, or (vi) fairly disclosed by or on behalf of Resolution or Standard Life to the other prior to 26 October 2007, there being no provision of any agreement, arrangement, licence, permit or other instrument to which any member of the Wider Resolution Group or the Wider Standard Life Group or is a party or by or to which any such member or any of its assets may be bound, entitled or subject, which in consequence of the Acquisition or because of a change in the control or management of Resolution or Standard Life or otherwise, would or might reasonably be expected to result (in each case to an extent which is material either in the context of the Wider Resolution Group as a whole or in the context of the Offer, as the case may be) in:

3.9.1 any moneys borrowed by or any other indebtedness (actual or contingent) of, or grant available to any such member, being or becoming repayable or capable of being declared repayable immediately or earlier than their or its stated maturity date or repayment date or the ability of any such member to borrow moneys or incur any indebtedness being withdrawn or inhibited or being capable of becoming or being withdrawn or inhibited;

3.9.2 any such agreement, arrangement, licence, permit or instrument or the rights, liabilities, obligations or interests of any such member thereunder being terminated or modified or affected or any obligation or liability arising or any action being taken thereunder;

3.9.3 any assets or interests of any such member being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged otherwise than in the ordinary course of business;

3.9.4 the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member or any such mortgages, charge or other security interest (whenever arising or having arisen) becoming enforceable;

3.9.5 the rights, liabilities, obligations or interests of any such member in or to, or the business of any such member with, any person, firm or body (or any arrangement or arrangements relating to any such interest or business) being terminated or adversely modified or affected;

3.9.6 the value of any such member or its financial or trading position being prejudiced or adversely affected;

3.9.7 any such member ceasing to be able to carry on business under any name under which it presently does so; or

3.9.8 the creation of any liability, actual or contingent, by any such member, and no event having occurred which, under any provision of any agreement, arrangement, licence, permit or other instrument to which any member of the Wider Resolution Group or the Wider Standard Life Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, would result in or would reasonably be expected to result in any of the events or circumstances as are referred to in sub-paragraphs 3.9.1 to 3.9.8 of this paragraph 3.9 (in each case to an extent which is material either in the

context of the Wider Resolution Group as a whole or in the context of the Offer, as the case may be);

3.10 no government or governmental, quasi-governmental, supranational, statutory, regulatory, environmental or investigative body, court, trade agency, association, institution or any other body or person (whether or not a governmental or similar body or person) whatsoever in any jurisdiction (each a " Third Party") having decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference, or enacted or made any statute, regulation, decision or order, or having taken any other steps which would or would reasonably be expected to (in each case to an extent which is material either in the context of the Wider Resolution Group as a whole or in the context of the Offer, as the case may be):

3.10.1 require, prevent or delay the divestiture, or alter the terms envisaged or agreed for any proposed divestiture by any member of the Wider Standard Life Group or any member of the Wider Resolution Group (excluding for the purposes of this paragraph 3.10 the divestitures contemplated by the Swiss Re Transaction) of all or any portion of their respective businesses, assets or property or impose any material limitation on the ability of any of them to conduct their respective businesses (or any of them) or to own any of their respective assets or properties or any material part thereof;

3.10.2 impose any limitation on, or result in a delay in, the ability of any member of the Wider Standard Life Group or the Wider Resolution Group directly or indirectly to acquire or to hold or to exercise effectively any rights of ownership in respect of shares or loans or securities convertible into shares or any other securities (or the equivalent) in any member of the Wider Resolution Group or the Wider Standard Life Group or to exercise management control over any such member;

3.10.3 otherwise adversely affect the business, assets or profits of any member of the Wider Standard Life Group or of any member of the Wider Resolution Group;

3.10.4 make the Acquisition or its implementation or the acquisition or proposed acquisition by Standard Life or any member of the Wider Standard Life of any shares or other securities in, or control of Resolution void, illegal and /or unenforceable under the laws of any jurisdiction, or otherwise directly or indirectly, restrain, restrict, prohibit, delay or otherwise materially interfere with the same, or impose additional conditions or obligations with respect thereto, or otherwise challenge or materially interfere therewith;

3.10.5 require any member of the Wider Standard Life Group or the Wider Resolution Group to offer to acquire any shares or other securities (or the equivalent) or interest in any member of the Wider Resolution Group or the Wider Standard Life Group owned by any third party; or

3.10.6 result in any member of the Wider Standard Life Group or the Wider Resolution Group ceasing to be able to carry on business under any name under which it presently does so,
and all applicable waiting and other time periods during which any such Third Party could institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or any other step under the laws of any jurisdiction in respect of the Acquisition having expired, lapsed or been terminated;

3.11 all necessary filings or applications having been made in connection with the Acquisition and all applicable waiting periods under any applicable legislation or regulations having expired and all statutory or regulatory obligations in any jurisdiction having been complied with in connection with the Acquisition and all authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals (collectively "Consents") reasonably deemed necessary and/or appropriate for or

in respect of, the Acquisition having been obtained in terms and in a form reasonably satisfactory to Standard Life and Resolution from all appropriate Third Parties or persons with whom any member of the Wider Standard Life Group or the Wider Resolution Group has entered into contractual arrangements, and all such Consents together with all material Consents reasonably necessary and/or appropriate to carry on the business of any member of the Wider Standard Life Group or the Wider Resolution Group remaining in full force and effect and all filings, notifications or applications necessary and/or appropriate for such purpose having been made and there being no notice or intimation of any intention to revoke or not to renew any of the same at the time at which the Acquisition otherwise becomes Effective and all necessary and/or appropriate statutory or regulatory obligations in any jurisdiction having been complied with in all material respects;

3.12 except as (i) publicly announced in accordance with the Listing Rules or Disclosure and Transparency Rules by Resolution or Standard Life prior to 26 October 2007, (ii) disclosed in the annual report and accounts of Resolution for the financial year ended 31 December 2006, (iii) disclosed in the annual report and accounts of Standard Life for the financial year ended 31 December 2006, (iv) disclosed in the interim financial statements of Resolution for the six months ended 30 June 2007, (v) disclosed in the interim financial statements of Standard Life for the six months ended 30 June 2007, (ii) implemented for the purposes of the transactions contemplated by or in the Standard Life Merger Agreement or (vii) fairly disclosed by or on behalf of Resolution or Standard Life to the other prior to 26 October 2007, no member of the Wider Resolution Group or of the Wider Standard Life Group having, since 31 December 2006:

3.12.1 save as between Resolution and wholly-owned subsidiaries of Resolution, or as between Standard Life and wholly-owned subsidiaries of Standard Life or for Resolution Shares issued pursuant to the exercise of options granted under the Resolution Share Schemes, or for Standard Life shares issued pursuant to the exercise of options granted under the Standard Life Share Schemes, issued, authorised or proposed the issue of additional shares of any class;

3.12.2 save as between Resolution and wholly-owned subsidiaries of Resolution, or as between Standard Life and wholly-owned subsidiaries of Standard Life or for the grant of options under the Resolution Share Schemes, or for Standard Life shares issued pursuant to the exercise of options granted under the Standard Life Share Schemes issued or agreed to issue, authorised or proposed the issue of securities convertible or exchangeable into shares of any class or rights, warrants or options to subscribe for, or acquire, any such shares or convertible securities;

3.12.3 other than to another member of the Resolution Group or the Standard Life Group and save as provided for in respect of Resolution in this announcement, recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution whether payable in cash or otherwise;

3.12.4 save pursuant to the Acquisition, merged or demerged with any body corporate or acquired or disposed of or transferred, mortgaged or charged or created any security interest over any assets or any right, title or interest in any asset (including shares and trade investments) or authorised or proposed or announced any intention to propose any merger, demerger, acquisition or disposal, transfer, mortgage, charge or security interest which, in any case, is not in the ordinary course of business and is material either in the context of the Wider Resolution Group taken as a whole or in the context of the Offer as the case may be;

3.12.5 save for intra-Resolution Group or intra-Standard Life Group transactions, made or authorised or proposed or announced an intention to propose any change in its loan capital;

3.12.6 issued, authorised or proposed the issue of any debentures or (save for intra-Resolution Group or intra-Standard Life Group transactions), save in the ordinary course of business, incurred or increased any indebtedness or become subject to any guarantee or contingent liability, which in any case is material either in the context of the Wider Resolution Group taken as a whole or in the context of the Offer, as the case may be;

3.12.7 purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or, save in respect to the matters mentioned in sub-paragraph 3.12.1 above, made any other change to any part of its share capital;

3.12.8 implemented, or authorised, proposed or announced its intention to implement, any reconstruction, amalgamation, scheme, commitment or other transaction or arrangement which, in any case, is not in the ordinary course of business and is material either in the context of the Wider Resolution Group taken as a whole or in the context of the Offer, as the case may be, or entered into or changed the terms of any contract with any director or senior executive;

3.12.9 entered into or varied or authorised, proposed or announced its intention to enter into or vary any contract, transaction or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, onerous or unusual nature or magnitude or which is or would be reasonably likely to be materially restrictive on the businesses of the Wider Resolution Group or the Wider Standard Life Group taken as a whole or which involves or could involve an obligation of such a nature or magnitude or which is other than in the ordinary course of business, and in each such case is or would be reasonably likely to be material in the context of the Wider Resolution Group or the Wider Standard Life Group taken as a whole;

3.12.10 (other than in respect of a member which is dormant and was solvent at the relevant time) taken any corporate action or had any legal proceedings started or threatened against it for its winding-up, dissolution or reorganisation or for the appointment of a receiver, administrative receiver, administrator, trustee or similar officer of all or any of its assets or revenues or any analogous proceedings in any jurisdiction or had any such person appointed;

3.12.11 been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

3.12.12 made or agreed or consented to any material change to the terms or the trust deeds and rules constituting any pension schemes established for its directors and/or employees and/or their dependants or to the benefits which accrue, or to the pensions which are payable, thereunder, or to the basis on which qualification for or accrual or entitlement to such benefits or pensions are calculated or determined or to the basis on which such liabilities of such pension schemes are funded or calculated, or agreed or consented to any change to the trustees which is material and adverse in the context of the Wider Resolution Group or the Wider Standard Life Group;

3.12.13 entered into any contract, transaction or arrangement which would be restrictive on the business of any member of the Wider Resolution Group or the Wider Standard Life Group other than to a nature and extent which is normal in the context of the business concerned, to an extent which is or would be reasonably likely to be material either in the context of the Wider Resolution Group taken as a whole or in the context of the Offer, as the case may be;

3.12.14 waived or compromised any claim otherwise than in the ordinary course of business and in any case which is or would be reasonably likely to be material in the context of the Wider Resolution Group taken as a whole; or

3.12.15 entered into any contract, commitment, arrangement or agreement otherwise than in the ordinary course of business or passed any shareholder resolution or made any offer (which remains open for acceptance) with respect to or announced any intention to, or to propose to, effect any of the transactions, matters or events referred to in this condition;

3.13 except as (i) publicly announced in accordance with the Listing Rules or Disclosure and Transparency Rules by Resolution or by Standard Life prior to 26 October 2007, (ii) disclosed in the annual report and accounts of Resolution for the financial year ended 31 December 2006, (iii) disclosed in the annual report and accounts of Standard Life for the financial year ended 31 December 2006, (iv) disclosed in the interim financial statements of Resolution for the six months ended 30 June 2007, (v) disclosed in the interim financial statements of Standard Life for the six months ended 30 June 2007, or (vi) fairly disclosed by or on behalf of Resolution to Standard Life prior to 26 October 2007:

3.13.1 no material adverse change or deterioration having occurred in the business, assets, financial or trading position or profits of the Wider Resolution Group or the Wider Standard Life Group which is material either in the context of the Wider Resolution Group taken as a whole or in the case of the Offer, as the case may be;

3.13.2 no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider Resolution Group or of the Wider Standard Life Group is or may become a party (whether as a plaintiff, defendant or otherwise) and no inquiry or investigation by any Third Party against or in respect of any member of the Wider Resolution Group or the Wider Standard Life Group having been instituted, announced or threatened by or against or remaining outstanding in respect of any member of the Wider Resolution Group or the Wider Standard Life Group which in any such case would have or would reasonably be expected to have a material adverse effect either on the Wider Resolution Group as a whole or on the Offer, as the case may be;

3.13.3 no contingent or other liability having arisen or been identified which would have or would reasonably be expected to have a material adverse effect on the Wider Resolution Group as a whole or on the Offer, as the case may be;
or

3.13.4 no steps having been taken which are likely to result in the withdrawal, cancellation, termination or modification of any licence held by any member of the Wider Resolution Group or of the Wider Standard Life Group which is necessary for the proper carrying on of its respective business and the absence of which in any case would have or would reasonably be expected to have a material adverse effect on the Wider Resolution Group as a whole or on the Offer, as the case may be;

3.14 save as (i) publicly announced in accordance with the Listing Rules or Disclosure and Transparency Rules by Resolution prior to 26 October 2007, (ii) disclosed in the annual report and accounts of Resolution for the financial year ended 31 December 2006, (iii) disclosed in the annual report and accounts of Standard Life for the financial year ended 31 December 2006, (iv) disclosed in the interim financial statements of Resolution for the six months ended 30 June 2007, (v) disclosed in the interim financial statements of Standard Life for the six months ended 30 June 2007, or (vi) Standard Life not having discovered in relation to the Wider Resolution Group or Resolution not having discovered in relation to the Wider Standard Life Group:

3.14.1 that any financial, business or other information concerning the Wider Resolution Group or the Wider Standard Life Group as contained in the information publicly disclosed or disclosed to Standard Life or Resolution at any time by or on behalf of any member of the Wider Resolution Group or the

Wider Standard Life Group as the case may be, is materially misleading, contains a material misrepresentation of fact or omits to state a fact necessary to make that information not materially misleading; or

3.14.2 that any member of the Wider Resolution Group or the Wider Standard Life Group is subject to any liability (contingent or otherwise which is material either in the context of the Wider Resolution Group as a whole or in the context of the Offer, as the case may be) which is not disclosed in the annual report and accounts of Resolution or Standard Life, as the case may be, for the year ended 31 December 2006.

4 For the purposes of these conditions the "Wider Resolution Group", "Wider Standard Life Group" "subsidiary undertaking", "associated undertaking", "undertaking" and "significant interest" are defined in the definitions in Appendix 3.

5 Subject to the requirements of the Panel in accordance with the City Code:

5.1 Standard Life reserves the right to waive, in whole or in part, all or any of the above conditions, except the conditions in paragraphs 1, 2, 3.4 (inclusive) in so far as they relate to Resolution, the Wider Resolution Group, or any part thereof.

5.2 Resolution reserves the right to waive, in whole or in part, all or any of the above conditions, except the conditions in paragraphs 1, 2, 3.4 (inclusive) in so far as they relate to Standard Life, the Wider Standard Life Group, or any part thereof.

6 Either party may terminate the Standard Life Merger Agreement if at any time prior to the conclusion of the Court Hearing any of these Conditions becomes incapable of satisfaction or is invoked by that party.

7 The Acquisition will not proceed if, after the date of this announcement and before the Court Hearing:

7.1 the Acquisition is referred to the UK Competition Commission; or

7.2 the European Commission initiates proceedings in respect of the Swiss Re Transaction under Article 6(1)(c) of the Regulation.

8 If Standard Life is required by the Panel to make an offer for Resolution Shares under the provisions of Rule 9 of the City Code, Standard Life may make such alterations to any of the above conditions as are necessary to comply with the provisions of that Rule.

9 Standard Life may decide to implement the Acquisition by way of an offer. In such event the Acquisition will be implemented on the same terms (subject to appropriate amendments including (without limitation) an acceptance condition set at 50.1 per cent. of the shares to which the Acquisition relates or such other percentage as may be required by the Panel and subject to availability of an exemption from the registration requirements of the US Securities Act and such amendments that Standard Life deems necessary or appropriate in respect of US Securities laws), so far as applicable, as those which would apply to the implementation of the Acquisition by means of the Scheme.

10 The Acquisition will be governed by English Law and be subject to the jurisdiction of the English Courts, and to the Conditions set out in this announcement and in the formal Scheme Document.

11 The New Standard Life Shares, which will be issued in connection with the Acquisition, have not been, and will not be, registered under the US Securities Act or under the securities law of any state, district

or other jurisdiction of the United States, Australia, Canada or Japan and no regulatory clearance in respect of the New Standard Life Shares has been, or will be, applied for in any jurisdiction other than the UK. The New Standard Life Shares may not be offered or sold in the United States absent registration under the US Securities Act or an exemption from registration. It is expected that the New Standard Life Shares will be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof. Under applicable US securities laws, persons (whether or not US persons) who are or will be "affiliates" (for the purposes of the US Securities Act) of Standard Life or Resolution prior to, or of Standard Life after, the Effective Date will be subject to certain transfer restrictions relating to the New Standard Life Shares received in connection with the Acquisition.

APPENDIX II
BASES OF CALCULATION AND SOURCES OF INFORMATION

1. Unless otherwise stated:

(i) financial information relating to Resolution has been extracted (without material adjustment) from the audited annual report and accounts for Resolution for the year ended 31 December 2006 or from the unaudited interim financial statements of Resolution for the half year ended 30 June 2007;

(ii) financial information relating to Standard Life has been extracted (without material adjustment) from the audited annual report and accounts for Standard Life for the year ended 31 December 2006 or from the unaudited interim financial statements of Standard Life for the half year ended 30 June 2007;

2. The terms of the Acquisition value the Resolution Group at £4.9 billion, based on a share price of 276.25 pence per Standard Life Share (the Closing Price on 25 October 2007, the last practicable date prior to this announcement) and approximately 491 million New Standard Life Shares to be issued to Resolution Shareholders.

3. As at the close of business on 25 October 2007, Standard Life had in issue 2,173,918,591 ordinary shares of 10 pence each; and Resolution had in issue 686,402,970 ordinary shares of 5 pence each.

4. The expected operational cost savings have been calculated on the basis of the existing cost and operating structures of the Resolution and Standard Life groups and, in the case of Resolution, after existing plans for rationalisation and cost reduction have been implemented. These statements of estimated cost savings and one-off costs for achieving them relate to future actions and circumstances which, by their nature, involve risks, uncertainties and other factors. Because of this, the cost savings referred to may not be achieved, or those achieved could be materially different from those estimated. This statement is not intended to be a profit forecast and should not be interpreted to mean that the earnings per share in 2007 or any subsequent financial period, would necessarily match or be greater than those for the relevant preceding financial period.

5. The embedded value for the Combined Group at 30 June 2007 on a combined basis amounts to £6,564 million. The embedded value methodologies adopted by Standard Life and Resolution are materially consistent except for the reporting of non-covered businesses. Standard Life and Resolution have both adopted a market-consistent approach to embedded value. However, while Standard Life includes its service company expenses as well as the current and future profits and losses from Standard Life Investments arising on its management of funds relating to the life assurance and pensions businesses on a "look-through" basis, Resolution includes these businesses on the basis of IFRS net worth.

Other than moving to a consistent definition of non-covered business, the impact of fully harmonising the embedded value methodologies and assumptions would not be expected to result in a material change to the combined embedded value.

6. The funds under management which will be retained by Standard Life under a long term contract from Swiss Re have been estimated using Resolution's 2006 FSA returns, 2006 annual report and accounts for the year ended 31 December 2006 and unaudited interim results for the period ended 30 June 2007.

7. UK life and pensions market share figures are for the year ended 31 December 2006 and are sourced from the Association of British Insurers.

APPENDIX III

DEFINITIONS

In this announcement, the following definitions apply unless the context requires otherwise:

"Abbey" means Abbey plc;

"Acquisition" means the offer by Standard Life to acquire the entire issued and to be issued share capital of Resolution plc;

"Admission" means the admission of the New Standard Life Shares to the Official List, in accordance with the Listing Rules, and the admission of the New Standard Life Shares to trading on the London Stock Exchange's main market for listed securities in accordance with the Admission and Disclosure Standards;

"BST" means British Summer Time;

"Business Day" means a day (other than a Saturday or Sunday or public holiday) on which banks are open for business in London;

"Capital Reduction" means the proposed reduction of Resolution's share capital in connection with the Acquisition under section 135 of the Companies Act;

"Citi" means Citigroup Global Markets Limited;

"City Code" means the City Code on Takeovers and Mergers;

"Closing Price" means the closing middle market price of a relevant share as derived from SEDOL;

"Companies Act" or the "Act" means the Companies Act 1985 (as amended);

"Competition Authorities" shall mean (i) all the competition authorities having jurisdiction over the Transactions and to which notification of the Transactions is mandatory and/or appropriate, under applicable merger control laws, and (ii) the United Kingdom and European Union competition authorities, should they have jurisdiction over the Transactions under applicable merger control laws;

"Conditions" means the conditions to the Acquisition set out in Appendix I to this announcement;

"Court" means the High Court of Justice in England and Wales;

"Court Hearings" means the hearings by the Court of the petition to sanction the Scheme and to confirm the cancellation of the entire issued share capital of Resolution provided by the Scheme under section 137 of the Companies Act;

"Court Order" means the orders of the Court sanctioning the Scheme under section

425 of the Companies Act and confirming the Capital Reduction;

"Disclosure and Transparency Rules" means the Disclosure and Transparency Rules, as published by the FSA;

"Disposal" or "Swiss Re Transaction" means the transaction contemplated in the Swiss Re Option Agreement;

"Effective" means the Scheme having become effective pursuant to its terms;

"Effective Date" means the date on which the Scheme becomes Effective;

"Enlarged Group" means with effect from the Effective Date, the combined Standard Life Group/Resolution Group;

"FSA" means the Financial Services Authority;

"Lazard" means Lazard & Co., Limited;

"New Standard Life Shares Restricted Jurisdiction" means any jurisdiction in which an offer of New Standard Life Shares would constitute a violation of relevant laws or require registration of the New Standard Life Shares;

"Listing Rules" means the rules and regulations of the UKLA, as amended from time to time and contained in the UKLA's publication of the same name;

"Loan Note Alternative" means the alternative under the Offer whereby Resolution Shareholders (other than certain overseas shareholders) may elect to receive Loan Notes instead of all or part of the cash consideration to which they would otherwise have been entitled under the Offer;

"Loan Notes" means the loan notes of Standard Life to be issued pursuant to the Loan Note Alternative on terms to be disclosed in the Scheme Document;

"Loan Note Restricted Jurisdiction" means any jurisdiction in which an offer of Loan Notes would constitute a violation of relevant laws or require registration of the Loan Notes;

"London Stock Exchange" means London Stock Exchange plc;

"Long Stop Date" means 31 March 2008 (or such later time or date as Standard Life and Resolution may agree, with the approval of the Court and/or the Panel if required);

"Merger Deed" means the Deed Poll entered into by Standard Life on the date of this announcement, governing the implementation of the Acquisition;

"Merrill Lynch" means Merrill Lynch International;

"NBC" means new business contribution;

"New Standard Life Shares" means the new Standard Life shares proposed to be issued, credited as fully paid up, pursuant to the Acquisition;

"New Standard Life Shares Restricted Jurisdiction" means any jurisdiction in which an offer of New Standard Life Shares would constitute a violation of relevant laws or require registration of the New Standard Life Shares;

"Offer" means the offer by Standard Life to acquire the entire issued and to be issued share capital of Resolution plc;

"Official List" means the official list of the UKLA;

"Panel" means the Panel on Takeovers and Mergers;

"pence" and "£" means the lawful currency of the United Kingdom;

"Prospectus" means the prospectus, or document equivalent to a prospectus, to be published by Standard Life in respect of Admission;

"PVNBP" means the present value of new business premiums;

"RAM" means Resolution Asset Management;

"Registrar of Companies" means the Registrar of Companies in England and Wales, within the meaning of the Companies Act;

"Resolution" means Resolution plc;

"Resolution Board" means the board of directors of Resolution;

"Resolution Extraordinary General Meeting" means the extraordinary general meeting of Resolution Shareholders to be convened for the purposes of considering and, if thought fit, approving certain resolutions required to implement or appropriate in connection with the Scheme and the Acquisition;

"Resolution Group" means Resolution, its subsidiaries and subsidiary undertakings;

"Resolution Shareholders" means the holders of Resolution Shares;

"Resolution Shares" means the ordinary shares of 5 pence each in the capital of Resolution;

"Resolution Share Schemes" means Resolution 1998 Unapproved Share Option Scheme; Resolution 1998 Approved Share Option Scheme; Resolution 1998 Savings Related Share Option Scheme; Resolution 2002 Long Term Incentive Plan; Resolution 2005 Long Term Incentive Plan; Resolution 2005 Savings Related Share Option Scheme; Resolution Share Matching Plan 2006; Resolution Deferred Bonus Plan 2007;

"Restricted Jurisdiction" means any jurisdiction where local laws or regulations may result in a significant risk of civil, regulatory or criminal exposure if information concerning the Offer is sent or made available to Resolution Shareholders in that jurisdiction;

"Reorganisation" means the transfer of the Life Division North companies and certain of the Resolution Management Services Limited companies to Resolution plc, further details of which will be set out in the Scheme Document;

"Return on Embedded Value" means the post tax operating return on opening embedded value;

"Scheme" means the proposed scheme of arrangement of Resolution under section 425 of the Act including the cancellation of the entire issued share capital of Resolution under section 135 of the Act, as modified or varied;

"Scheme Document" means the document to be dispatched to Resolution Shareholders in relation to the Scheme comprising the particulars required by section 426 of the Companies Act;

"Scheme Meeting" means the meeting of the Scheme Shareholders to be convened by an order of the Court under section 425 of the Companies Act to consider and, if thought fit, approve the Scheme (with or without amendment) and any adjournment thereof;

"Scheme Record Time" means 6.00pm on the Business Day immediately preceding the Effective Date;

"Scheme Shareholders" means the holders of Scheme Shares;

"Scheme Shares" means (a) the existing unconditionally issued Resolution Shares at the date of the Scheme Document; (b) any further Resolution Shares which are unconditionally issued after the date of the Scheme Document but before the Scheme Voting Record Time; and (c) any Resolution Shares issued at or after the Scheme Voting Record Time and before the Scheme Record Time in respect of which the original or any subsequent holders thereof are, or shall have agreed in writing to be, bound by the Scheme; in each case other than any Resolution Shares beneficially owned by Standard Life;

"Scheme Voting Record Time" 6.00 p.m. on the day which is two days before the Scheme Meeting or, if the Scheme Meeting is adjourned, 6.00 p.m. on the second day before the date of such adjourned meeting;

"SEDOL" means the London Stock Exchange Daily Official List;

"significant interest" means a direct or indirect interest in ten per cent. or more of the equity share capital (as defined in the Companies Act) in a company;

"Standard Life Extraordinary General Meeting" means the extraordinary general meeting of Standard Life Shareholders to consider and, if thought fit, to approve the Acquisition and to pass certain other resolutions in connection with the Acquisition;

"Standard Life Group" means Standard Life, its subsidiaries and subsidiary undertakings;

"Standard Life Merger Agreement" means the agreement which it is proposed will be entered into between Standard Life and Resolution governing implementation of the Acquisition, subject to the prior termination of the Friends Provident Merger Agreement and entry into such agreement being consistent with the Resolution directors fiduciary duties;

"Standard Life Shareholder Circular" the circular to be dispatched to Standard Life Shareholders outlining the Acquisition and containing the notice convening the Standard Life Extraordinary General Meeting;

"Standard Life Shareholders" means the holders of Standard Life Shares;

"Standard Life Shares" means ordinary shares of 10 pence each in the capital of Standard Life;

"Standard Life Share Schemes" means Standard Life Share Plan and the Standard Long Term Incentive Plan;

"subsidiary", "subsidiary undertaking", "associated undertaking" and " undertaking" have the meanings ascribed to them under the Companies Act, other than paragraph 20(1)(b) of Schedule 4A to that Act which shall be excluded for this purpose;

"Swiss Re Option Agreement" means the option agreement entered into on or about the same date as this announcement between Standard Life and Swiss Re pursuant to which, subject to the offer becoming unconditional and exercise of options granted under that agreement, Standard Life would sell and Swiss Re would acquire certain assets of Resolution including Phoenix Life, Phoenix Pensions and Phoenix & London Assurance and the entire issued and to be issued share capital of Resolution Management Services Limited, for a fixed total purchase price of £2.35 billion payable in cash;

"Transactions" mean the Acquisition and the Disposal;

"TUPE" means the Transfer of Undertakings (Protection of Employment) Regulations 2006 (SI 2006/246)

"UBS" means UBS Limited;

"UK Listing Authority" or "UKLA" means the Financial Services Authority in the UK acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000;

"US" or "United States" means the United States of America, its territories and possessions, any state in the United States of America and the District of Columbia;

"US Securities Act" means the United States Securities Act of 1933 (as amended);

"Wider Resolution Group" means Resolution and its subsidiary undertakings, associated undertakings and other undertakings in which Resolution and/or such undertakings (aggregating their interests) have a significant interest; and

"Wider Standard Life Group" means Standard Life and its subsidiary undertakings, associated undertakings and other undertakings in which Standard Life and/or such undertakings (aggregating their interests) have a significant interest.

Unless otherwise stated, all times referred to in this announcement are references to London time.
Any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof.

APPENDIX IV

STANDARD LIFE INTERESTS IN SECURITIES OF RESOLUTION AS AT 25 OCTOBER 2007

Fund	Registered Holder	No. of Shares	Interested Investor
SLAC Main Fund	Standard Life	1621409	Standard Life policyholders
MSCI Global Tracker	Standard Life Trust Canada	8100	Investors in the Trust
Pensions UK Equities Tracker	Standard Life Investment Funds	157028	Standard Life policyholders
Standard Life Multi Asset Trust	Standard Life Trust Managers SLTM Limited, 1 George Street, Edinburgh, EH2 2LL.	62179	Standard Life policyholders
Barclays Private Clients UK Equity Fund	Standard Life Investments (Corporate Funds) Limited 1 George Street Edinburgh EH2 2LL.	162688	Barclays Investment Services 12th Floor 1 Churchill Place London E14 5HP
UK Equity Fund	Standard Life Investments (Corporate Funds) Limited 1 George Street Edinburgh	36381	Close Investments Limited 10 Exchange Square Primrose Street

	EH2 2LL.		LONDON EC2A 2BY
Winterthur Life UK Ltd	Standard Life Investments (Corporate Funds) Limited 1 George Street Edinburgh EH2 2LL.	121912	Winterthur Life UK Limited Winterthur Way BASINGSTOKE Hampshire RG21 6SZ
Barclays UK Alpha	Standard Life Investments (Corporate Funds) Limited 1 George Street Edinburgh EH2 2LL.	34873	Barclays Investment Services 12th Floor 1 Churchill Place LONDON E14 5HP
Barclays UK Equities Lux Fund	Standard Life Investments (Corporate Funds) Limited 1 George Street Edinburgh EH2 2LL.	13813	Barclays Investment Services 12th Floor 1 Churchill Place LONDON E14 5HP
Merrill Lynch UK Equity Core Portfolio Fund	Standard Life Investments (Corporate Funds) Limited 1 George Street Edinburgh EH2 2LL.	6959	Merrill Lynch 1700 Merrill Lynch Drive 2nd Floor PENNINGTON New Jersey 08534
Norwich UK Equity MOM 5 Fund	Standard Life Investments (Corporate Funds) Limited 1 George Street Edinburgh EH2 2LL.	24958	Close Investments Limited 10 Exchange Square Primrose Street LONDON EC2A 2BY
Leicestershire Pension Fund	Standard Life Pension Funds Limited Standard Life House 30 Lothian Road Edinburgh EH1 2DH	127524	Leicestershire County Council Room 139, Financial Services Resources Department County Hall Glenfield LEICESTER LE3 8RB
George Wimpey	Standard Life Pension Funds Limited Standard Life House 30 Lothian Road Edinburgh EH1 2DH	74310	The George Wimpey Pension Scheme Gate House HIGH WYCOMBE Buckinghamshire HP12 3NR
Environment Agency	Standard Life Pension Funds Limited Standard Life House 30 Lothian Road Edinburgh EH1 2DH	167045	The Environment Agency Rio House Waterside Drive Aztec West Almondsbury BRISTOL BS32 4UD
Trustees of the QinetiQ Pension Scheme	Standard Life Pension Funds Limited Standard Life House	111233	QinetiQ Group Plc Room 1013 Building A1

	30 Lothian Road Edinburgh EH1 2DH		Cody Technology Park Ively Road FARNBOROUGH Hampshire GU14 0LX
Hogg Robinson 1987 Pension Scheme	Standard Life Pension Funds Limited Standard Life House 30 Lothian Road Edinburgh EH1 2DH	39785	Hogg Robinson plc Global House Victoria Street BASINGSTOKE Hampshire RG21 3BT
Akzo Nobel Pension Scheme	Standard Life Pension Funds Limited Standard Life House 30 Lothian Road Edinburgh EH1 2DH	92111	Akzo Nobel UK Limited Oriel House PO Box 20980 16 Connaught Place LONDON W2 2ZB

Aggregate holding: 2,862,308, 0.4 per cent. of the issued share capital of Resolution.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Exhibit 103

File #82-34998

Standard Life group

Press release

STANDARD LIFE

Standard Life plc

New Business Results – nine months to 30 September 2007
26 October 2007

- **Worldwide life and pensions sales[1] up 21% to £11,669m (2006: £9,690m).**
- **UK life and pensions sales up 27% to £9,850m (2006: £7,777m).**
    - **Individual SIPP* sales up 43% to £3,577m (2006: £2,506m).**
    - **Group Pensions sales up 31% to £2,000m (2006: £1,532m).**
- **Standard Life Investments worldwide investment net inflows up 95% to £6,078m (2006: £3,121m).**
    - **Third party funds under management up 24% to £47.7bn (31 December 2006: £38.5bn).**
    - **Total funds under management up 8% to £142.2bn (31 December 2006: £132.1bn).**
- **On track to meet our target of a 9 – 10% return on embedded value in 2007 and increasing thereafter.**

All comparisons are in sterling unless otherwise stated[2]. All sales figures are on a PVNBP basis unless otherwise stated. All comparators are with the first nine months of 2006 unless otherwise stated. *Individual SIPP includes Insured SIPP & Drawdown and Non-Insured SIPP.

Group Chief Executive Sandy Crombie said:

"Our performance has been strong this year. Worldwide life and pensions sales are up 21%, with strong growth in our UK and European operations despite more challenging conditions, particularly in the UK, during the third quarter.

Standard Life Investments continues to make great progress and our investment net flows have increased substantially in spite of the recent volatility seen in global financial markets.

The Group's success has been driven by industry-leading customer service, sustained investment outperformance and an innovative suite of products.

These qualities will underpin our future growth and help deliver continuing strong performance."

STANDARD LIFE

Standard Life group

The Group's new business performance in the first nine months of 2007 has been strong, with growth of 21% in worldwide life and pensions and a 95% increase in investment net inflows. The moderation in growth rate from that seen in recent quarters was due to lower levels of UK new business in the third quarter, reflecting the impact of seasonality, recent volatility in financial markets, competitor pricing activity, and a tougher 2006 Q3 comparator.

We remain confident of achieving our previously announced margin targets and are on track to meet our target of a 9 – 10% return on embedded value in 2007 and increasing thereafter.

UK Financial Services

Our UK financial services division has enjoyed strong growth in the first nine months of 2007. Life and pensions new business volumes increased by 27% to £9,850m, driven by a 28% growth in pensions and a 23% increase in life sales. Gross mortgage lending and healthcare sales increased by 28% and 7% respectively.

Individual SIPP sales increased by 43% to £3,577m (2006: £2,506m), resulting in SIPP funds under administration growing to £7.1bn[3] at the end of the third quarter (31 December 2006: £4.3bn). At 30 September 2007 we had 41,700 SIPP customers (31 December 2006: 25,200) with an average case size of £169,000. Our third quarter SIPP sales were lower than the second quarter, reflecting seasonality and the action by some competitors to increase commission rates on traditional pension products. We continue to invest in our SIPP proposition, with enhancements such as online servicing due to be launched in 2008. We believe our competitive advantages of superior customer service and the ability to invest in improving our proposition will enhance our market-leading status in the SIPP market.

Standard Life's Wrap proposition continues to be rolled out and developed with IFAs. At 30 September 2007, funds under administration on the Wrap platform had increased to £0.8bn[3] (31 December 2006: £0.2bn). At the end of the third quarter there were 183 IFA firms using the platform (31 December 2006: 88 firms) and 5,900 customers (31 December 2006: 900 customers) with an average fund size of £138,000. We expect total funds under administration on the Wrap platform to exceed £1.0bn during the fourth quarter.

Group Pensions sales increased by 31% to £2,000m (2006: £1,532m). Group SIPP accounted for 27% of total Group Pensions sales during the 9 month period (2006: 13%). As previously disclosed, Group Pension sales in the second quarter benefited from the rewrite of a group stakeholder scheme as a Group SIPP and significant DWP

rebates. At 30 September 2007 UK corporate pension funds under management increased to £15.0bn (31 December 2006: £13.5bn).

Trustee Investment Plan (TIP) and Personal Pension Investment Plan (PPIP) new business increased by 26% to £1,557m[4] (2006: £1,231m) driven by strong investment performance.

Life sales increased by 23% to £1,656m (2006: £1,348m) partly due to a 13% increase in Investment Bond sales to £1,488m (2006: £1,322m). In addition, sales of our Offshore Bond, at £168m, were over six times the level reported in the prior year period (2006: £26m), helped by the launch of our retail portfolio bond and our distribution agreement with Fidelity. The impact of recent capital gains tax proposals may subdue sales of investment bonds while the new tax regime is clarified but should benefit mutual fund sales through FundZone.

Annuity sales increased by 19% to £381m (2006: £320m). 94% of annuity sales came from customers with maturing Standard Life pensions (2006: 93%).

We continue to strengthen our distribution capability in the UK life and pensions market by diversifying across channels whilst maintaining strong growth in the traditional IFA sector. Sales generated through channels other than traditional IFAs represented 41% of new business (2006: 28%) reflecting growth through Consulting Actuaries, multi-tie and single-tie distribution arrangements.

Net flows for life and pensions business were £1.5bn during the first 9 months of 2007 (2006: £2.3bn)[5]. Within this total, net pensions flows were £2.1bn (2006: £2.5bn). Excluding institutional TIP, underlying net pensions flows were £1.4bn (2006: £1.8bn). Net life outflows were £0.6bn during the period (2006: net outflow of £0.2bn).

Gross mortgage lending increased by 28% to £2,697m (2006: £2,111m) with sales in the third quarter benefiting from the launch of new products and expected seasonal trends. At the end of the third quarter mortgages under management stood at £11.0bn (31 December 2006: £10.4bn). Our mortgage portfolio remains of the highest quality with an arrears rate of 0.17% at 30 September 2007, compared with an industry average at the end of the second quarter of 1.15%.

Healthcare sales rose by 7% to £16m (2006: £15m) on an annual premium equivalent (APE) basis. Following the recent launch of our SME product we expect further progress in this market over the coming months.

We have to date seen an increase in UK life and pensions sales during the month of October compared to September. However, against a backdrop of more volatile investment markets, increased cost of debt, lower

expected returns from commercial property and new uncertainties in the tax regime affecting bond products, we expect slower market growth in the fourth quarter compared with the previous year. During this period, we expect to at least maintain our market leading position.

Europe

Life and pensions sales in Europe remained buoyant in the third quarter with sales for the first nine months increasing by 50% in constant currency to £771m (2006: £521m).

In Germany sales were up by 30% on a constant currency basis to £417m (2006: £325m) due to the success of our new unit-linked product, Maxxellence and initiatives to strengthen distribution. In July, we introduced a basic variant of the Maxxellence product, which has broadened the reach of the offering.

Sales in Ireland increased by 82% in constant currency to £354m (2006: £196m). This reflects the continued popularity of our new products, self investment options inspired by the UK SIPP platform, and our improved standing amongst financial advisers.

As a consequence of current market volatility, we expect the short-term growth rate across our European operations to slow from the levels seen in recent quarters.

Canada

Our Canadian operations have returned to growth during the third quarter, following the planned realignment of our distribution capability, which reduced sales levels earlier this year. An 18% increase in third quarter sales in constant currency to £266m (2006: £228m), driven by strong growth in all product lines, demonstrates that this initiative is starting to deliver.

Over the full nine month period, however, sales in our Canadian business were down 27% in constant currency to £855m (2006: £1,253m) reflecting our continuing focus on value over volume in a competitive market as well as a number of large transactions which boosted the prior year figure. Excluding these transactions, underlying sales volumes declined by 2% on a constant currency basis.

Group Savings and Retirement sales during the nine month period decreased by 37% in constant currency to £481m (2006: £820m). However, the comparative period contains two large transactions, which accounted for £319m. Competition within the market remains aggressive and quote activity across all segments is slowing down.

Nevertheless, sales increased by 13% during the third quarter. A number of large schemes, which have already been secured, should result in a further recovery when they are reflected in the fourth quarter sales.

Individual Insurance, Savings & Retirement sales were down 19% in constant currency to £262m (2006: £348m). This reflects the continuing realignment of our sales operations and the inclusion in the prior year of unprofitable Universal Life sales, which the company no longer writes. Sales during the third quarter increased by 10% compared to the prior year. A further increase in sales levels is expected in Q4 as we continue to rebuild our sales capacity and increase our presence with wealth management distributors.

Group Insurance sales were up 40% in constant currency to £112m (2006: £85m), reflecting our success in the health insurance segment and the repositioning of our strategy. We are making significant progress with our new disability consulting offering with a large client recently secured and expected to be reflected in the first quarter sales next year.

The ongoing rebuilding of our retail sales force and confirmed sales in Group Savings and Retirement will provide the necessary momentum for a positive start to 2008.

Asia Pacific

Combined sales from our joint ventures in India and China and our Hong Kong operations have increased by 65% in constant currency. Standard Life's share of these sales was £193m (2006: £139m)[6].

Sales from our Indian joint venture HDFC Standard Life Insurance Limited increased by 44% in constant currency. Standard Life's share of these sales was £147m (2006: £124m). The number of financial consultants appointed by the joint venture has increased to 99,300, an increase of 14,800 during the third quarter.

Sales generated by our Chinese joint venture, Heng An Standard Life, more than doubled in constant currency, reflecting our continued expansion in major cities within existing provinces. Standard Life's share of these sales was £33m (2006: £15m). During the third quarter we further developed our presence within the Chinese market through the opening of a new branch in Liaoning province and launched unit-linked products for distribution through the employed salesforce and banks.

We expect further strong growth in our Asia Pacific operations, driven by new product launches, wider distribution and market expansion.

Standard Life Investments

Standard Life Investments has continued to perform well despite volatility in global financial markets in the third quarter. Worldwide investment net inflows increased by 95% to £6,078m (2006: £3,121m).

Strong sales of institutional and retail business led to UK net inflows increasing by 83% to £5,223m (2006: £2,849m). Retail mutual fund inflows increased by 52% to £1,401m (2006: £920m) despite a marked slowdown in gross inflows during the third quarter, which can be directly linked to the recent volatility in global financial markets. Inflows into Private Equity funds increased substantially by 174% to £460m (2006: £168m), principally due to a large mandate from CalPers[7] of €400m (£279m), which transitioned during the third quarter. Segregated fund inflows increased by 112% to £2,071m (2006: £978m) partly due two large bond mandates, which transitioned during the third quarter.

We experienced a strengthening of net inflows in respect of our Canadian and International operations to £365m (2006: £72m) and £490m (2006: £200m) respectively, the trend in Canada reflecting a number of liability driven investment mandates won during the period.

Total assets under management increased by 8% to £142.2bn at 30 September 2007 (31 December 2006: £132.1bn). This increase has been driven by third party assets under management, which have increased by 24% to £47.7bn (31 December 2006: £38.5bn) on the back of strong third party net inflows.

Investment performance has held up well despite volatile market conditions, with 19 of our 23 mutual funds above median, and 4 of these in the top decile over a 12 month period. In addition, during the year to 31 August, 20 of our 23 pooled pension funds were above median, with 3 of these funds in the top decile.

The outlook for Standard Life Investments remains positive with strong third party inflows, driven by institutional funds, expected to sustain continued growth in third party assets under management.

STANDARD LIFE

For further information please contact:

Institutional Equity Investors:

Gordon Aitken	0131 245 6799
Duncan Heath	0131 245 4742

Retail Equity Investors:

Computershare	0845 113 0045

Media:

Barry Cameron	0131 245 6165 / 07712 486 463
Neil Bennett (Maitland)	020 7379 5151 / 07900 000 777

Debt Investors:

Andy Townsend	0131 245 7260

Notes to Editors

1. Present Value of New Business Premiums (PVNBP) is calculated as 100% of single premiums plus the expected present value of new regular premiums.

2. Insurance new business and gross sales for overseas operations are calculated using average exchange rates. The principal average exchange rates for the nine months to 30 September 2007 were £1: C$2.19 (2006: £1: C$2.05) and £1: €1.48 (2006: £1: €1.46). Funds under management are calculated using the closing exchange rate as at 30 September 2007. The principal closing exchange rates used as at 30 September 2007 were £1: C$2.02 (31 December 2006: £1: C$2.28) and £1: €1.43 (31 December 2006: £1: €1.48).

3. Analysis of Individual SIPP funds under administration.

	30 Sept 2007 £m	31 Dec 2006 £m
Insured Standard Life Funds	2,716	1,923
Insured External Funds	1,590	921
Collectives – Standard Life Investments	752	361
Collectives – Funds Network	534	234
Cash	386	223
Non Cash and Non Collectives	1,090	599
Total	**7,068**	**4,261**
Insured	4,306	2,844
Non-insured	2,762	1,417
Total	**7,068**	**4,261**

Of the £7.1bn of SIPP funds under administration at 30 September 2007, £0.4bn relate to funds on the Wrap platform.

4. Investments (TIP & PPIP) sales comprised Institutional sales of £1,471m (2006: £1,139m) and Retail sales of £86m (2006: £92m).

5. Net flows for UK life and pensions products

Pension Products	9 months 2007 £bn	9 months 2006 £bn	Q3 2007 £bn	Q3 2006 £bn
Insured Pensions				
Premiums / Deposits	7.0	5.9	2.2	2.4
Claims	(5.3)	(3.4)	(1.7)	(1.6)
Annuity Payments	(0.7)	(0.6)	(0.3)	(0.3)
Insured Pension Net Flows	**1.0**	**1.9**	**0.2**	**0.5**
Non - Insured Pensions				
Premiums / Deposits	1.2	0.7	0.4	0.3
Claims	(0.1)	(0.1)	(0.0)	(0.1)
Non-Insured Pension Net Flows	**1.1**	**0.6**	**0.4**	**0.2**
Total Pension Net Flows	**2.1**	**2.5**	**0.6**	**0.7**
Life Products				
Premiums / Deposits	2.1	2.0	0.6	0.7
Claims	(2.7)	(2.2)	(0.9)	(1.1)
Total Life Net Flows	**(0.6)**	**(0.2)**	**(0.3)**	**(0.4)**
UK L&P Net Flows				
Total UK L&P Insured-Product Flows	0.4	1.7	(0.1)	0.1
Total UK L&P Non-Insured Product Flows	1.1	0.6	0.4	0.2
Total UK L&P Net Flows	**1.5**	**2.3**	**0.3**	**0.3**

The figures reflected in the table above include the following amounts in respect of Institutional TIP:

	9 months 2007 £bn	9 months 2006 £bn	Q3 2007 £bn	Q3 2006 £bn
Premiums / Deposits	1.5	1.2	0.5	0.4
Claims	(0.8)	(0.5)	(0.2)	(0.2)
Net Flows	**0.7**	**0.7**	**0.3**	**0.2**

6. The growth percentages quoted for India, Asia Pacific life and pensions and Total worldwide life and pensions reflect the growth in sales in HDFC Standard Life Insurance Limited, rather than the growth in Standard Life's share of the joint venture. The sales quoted reflect Standard Life's share of the joint venture.

7. California Public Employees Retirement System (CalPers).

8. The first nine months of 2006 sales figures span the demutualisation of The Standard Life Assurance Company on 10 July 2006.

9. Department of Work and Pensions rebate premiums were £231m (2006: £258m), comprising Individual Pensions rebates of £132m (2006: £153m) and Group Pensions rebates of £99m (2006: £105m).

Standard Life New Business Summary
9 month period ended 30 September 2007

Insurance Operations	PVNBP				APE			
	9 months to 30 September 2007	9 months to 30 September 2006	% Change (f)		9 months to 30 September 2007	9 months to 30 September 2006	% Change (f)	
	£m	£m			£m	£m		
UK								
Pensions (a)	7,794	6,075	28%		1,036	838	24%	
Life	1,656	1,348	23%		166	136	22%	
Annuities	381	320	19%		38	32	19%	
Protection	19	34	(44%)		3	5	(40%)	
UK life and pensions	**9,850**	**7,777**	**27%**		**1,243**	**1,011**	**23%**	
Europe								
Ireland	354	196	81%		44	27	63%	
Germany	417	325	28%		39	31	26%	
Europe life and pensions	**771**	**521**	**48%**		**83**	**58**	**43%**	
Canada								
Group Savings and Retirement	481	820	(41%)		42	72	(42%)	
Individual Insurance, Savings and Retirement	262	348	(25%)		26	38	(32%)	
Group Insurance	112	85	32%		15	11	36%	
Canada life and pensions	**855**	**1,253**	**(32%)**		**83**	**121**	**(31%)**	
Asia Pacific								
India (c)	147	124	42%	(b)	25	17	69%	(b)
China (c)	33	15	120%		5	2	150%	
Hong Kong	13	-	-		2	-	-	
Asia Pacific life and pensions	**193**	**139**	**62%**	**(b)**	**32**	**19**	**88%**	**(b)**
Total worldwide life and pensions	**11,669**	**9,690**	**21%**	**(b)**	**1,441**	**1,209**	**19%**	**(b)**

Investment Operations	Gross Inflows		Net Inflows	
	9 months to 30 September 2007	9 months to 30 September 2006	9 months to 30 September 2007	9 months to 30 September 2006
	£m	£m	£m	£m
UK (d)	6,162	3,374	5,223	2,849
Canada	603	290	365	72
International (e)	577	390	490	200
Total worldwide investment	**7,342**	**4,054**	**6,078**	**3,121**

Banking Operations	9 months to 30 September 2007	9 months to 30 September 2006	% Change (f)
	£m	£m	
Gross mortgage lending	**2,697**	**2,111**	**28%**

SL Healthcare	9 months to 30 September 2007	9 months to 30 September 2006	% Change (f)
	£m	£m	
APE	**16**	**15**	**7%**

(a) UK Pensions figures include non-insurance element of SIPP product (9 months ended 30 September 2007 PVNBP £1,355m, APE £144m and 9 months ended 30 September 2006 PVNBP £854m, APE £90m).
(b) The percentage change figures for India are computed based on the percentage movement in the new business of HDFC Standard Life Insurance Limited as a whole to avoid distortion due to changes in the Group's shareholding in the joint venture during 2006 and 2007.
(c) Amounts shown reflect Standard Life's share of the Joint Venture Company's New Business except as noted in (b) above.
(d) The Triple A fund within UK Investment sales is calculated using average net client balances.
(e) International gross inflows include India where, due to the nature of the Indian investment sales market, the new business is shown as the net of sales less redemptions.
(f) % change is calculated on the figures rounded to millions.

Insurance Operations New Business
9 month period ended 30 September 2007

	Single Premiums		New Regular Premiums		PVNBP				APE			
	9 months to 30 Sep 2007	9 months to 30 Sep 2006	9 months to 30 Sep 2007	9 months to 30 Sep 2006	9 months to 30 Sep 2007	9 months to 30 Sep 2006	% Change (f)	% Change in constant currency (b) (f)	9 months to 30 Sep 2007	9 months to 30 Sep 2006	% Change (f)	% Change in constant currency (b) (f)
	£m	£m	£m	£m	£m	£m			£m	£m		
UK												
Individual Pensions	531	616	30	45	660	806	(18%)	(18%)	83	106	(22%)	(22%)
Insured SIPP & Drawdown	2,001	1,455	42	36	2,222	1,652	35%	35%	242	182	33%	33%
Non-insured SIPP (a)	1,277	787	17	11	1,355	854	59%	59%	144	90	60%	60%
Group Pensions	739	415	337	296	2,000	1,532	31%	31%	411	337	22%	22%
Investments (TIP and PPIP)	1,557	1,231	-	-	1,557	1,231	26%	26%	156	123	26%	26%
Pensions	**6,105**	**4,504**	**426**	**388**	**7,794**	**6,075**	**28%**	**28%**	**1,036**	**838**	**24%**	**24%**
Investment Bonds (c)	1,488	1,323	-	1	1,488	1,322	13%	13%	149	133	12%	12%
Offshore Bond	168	26	-	-	168	26	546%	546%	17	3	546%	546%
Life	**1,656**	**1,349**	**-**	**1**	**1,656**	**1,348**	**23%**	**23%**	**166**	**136**	**22%**	**22%**
Annuities	**381**	**320**	**-**	**-**	**381**	**320**	**19%**	**19%**	**38**	**32**	**19%**	**19%**
Protection	**-**	**-**	**3**	**5**	**19**	**34**	**(44%)**	**(44%)**	**3**	**5**	**(40%)**	**(40%)**
UK life and pensions	**8,142**	**6,173**	**429**	**394**	**9,850**	**7,777**	**27%**	**27%**	**1,243**	**1,011**	**23%**	**23%**
Europe												
Ireland	290	153	15	12	354	196	81%	82%	44	27	63%	63%
Germany	40	24	35	28	417	325	28%	30%	39	31	26%	26%
Europe life and pensions	**330**	**177**	**50**	**40**	**771**	**521**	**48%**	**50%**	**83**	**58**	**43%**	**43%**
Canada												
Group Savings and Retirement	258	475	17	25	481	820	(41%)	(37%)	42	72	(42%)	(37%)
Individual Insurance, Savings and Retirement	237	316	2	6	262	348	(25%)	(19%)	26	38	(32%)	(26%)
Group Insurance	-	-	15	11	112	85	32%	40%	15	11	36%	36%
Canada life and pensions	**495**	**791**	**34**	**42**	**855**	**1,253**	**(32%)**	**(27%)**	**83**	**121**	**(31%)**	**(27%)**
Asia Pacific												
India (e)	4	5	24	17	147	124	42% (d)	44% (d)	25	17	69% (d)	72% (d)
China (e)	24	10	2	1	33	15	120%	128%	5	2	150%	150%
Hong Kong	6	-	1	-	13	-	-	-	2	-	-	-
Asia Pacific life and pensions	**34**	**15**	**27**	**18**	**193**	**139**	**62%** (d)	**65%** (d)	**32**	**19**	**88%** (d)	**93%** (d)
Total worldwide life and pensions	**9,001**	**7,156**	**540**	**494**	**11,669**	**9,690**	**21%** (d)	**22%** (d)	**1,441**	**1,209**	**19%** (d)	**20%** (d)

(a) UK Pensions figures include non-insurance element of SIPP product. 2006 figures have been re-stated to reflect inclusion of non-insurance element of SIPP.
(b) The percentage change in constant currency is calculated using constant rates of exchange.
(c) In the period for the 9 months to 30 September 2006 immaterial amounts were shown separately as Other. These have now been included in the Investment Bonds totals (SP £2m, RP £1m, PVNBP £3m and APE £1m).
(d) The percentage change figures for India are computed based on the percentage movement in the new business of HDFC Standard Life Insurance Company Limited as a whole to avoid distortion due to changes in the Group's shareholding in the joint venture during 2006 and 2007.
(e) Amounts shown reflect Standard Life's share of the Joint Venture Company's New Business except as noted in (d) above.
(f) % change is calculated on the figures rounded to millions.

Investment Operations
9 month period ended 30 September 2007

		Opening FUM 01/01/2007 £m	Gross Inflows £m		Redemptions £m	Net Inflows £m	Market & other movements £m	Net movement in FUM £m	Closing FUM 30/09/2007 £m
UK	Mutual Funds (a)	4,772	2,011	(b)	(610)	1,401	30	1,431	6,203
	Private Equity	1,933	512		(52)	460	96	556	2,489
	Segregated Funds	8,352	2,348	(c)	(277)	2,071	94	2,165	10,517
	Pooled Property Funds	600	54	(c)	-	54	(18)	36	636
	Triple A	5,020	1,237	(d)	-	1,237	(41)	1,196	6,216
Total UK		**20,677**	**6,162**		**(939)**	**5,223**	**161**	**5,384**	**26,061**
Canada	Mutual Funds	1,183	208	(e)	(108)	100	222	322	1,505
	Separate Mandates (f)	1,076	395		(130)	265	250	515	1,591
Total Canada		**2,259**	**603**		**(238)**	**365**	**472**	**837**	**3,096**
International	Europe	24	18		(8)	10	41	51	75
	Asia (excluding India)	103	106		(79)	27	67	94	197
	India	1,706	453	(g)	-	453	381	834	2,540
Total International		**1,833**	**577**		**(87)**	**490**	**489**	**979**	**2,812**
Total worldwide investment products		**24,769**	**7,342**		**(1,264)**	**6,078**	**1,122**	**7,200**	**31,969**

Total third party funds under management comprise the investment business noted above together with third party insurance contracts. New Business relating to third party insurance contracts is disclosed as insurance business for reporting purposes. An analysis of total third party funds under management is shown below.

	Opening FUM 01/01/2007 £m	Gross Inflows £m	Redemptions £m	Net Inflows £m	Market & other movements £m	Net movement in FUM £m	Closing FUM 30/09/2007 £m
Third Party Investment Products	24,769	7,342	(1,264)	6,078	1,122	7,200	31,969
Third Party Insurance Contracts (new business classified as insurance products)	13,749	2,186	(1,015)	1,171	820	1,991	15,740
Total third party funds under management	**38,518**	**9,528**	**(2,279)**	**7,249**	**1,942**	**9,191**	**47,709**
Standard Life Investments - total funds under management	**132,078**						**142,245**

(a) Included within Mutual Funds are cash inflows which have also been reflected in Non-insured SIPP new business sales.
(b) In the 9 months to 30 September 2006 UK Mutual Funds gross inflows were £1,211m and net inflows were £920m.
(c) Institutional sales comprise Segregated and Pooled Property Fund sales.
(d) Due to the nature of the Triple A fund the inflows shown are calculated using average net client balances. Other movements are derived as the difference between these average net inflows and the movement in the opening and closing FUM.
(e) In the 9 months to 30 September 2006 Canadian Mutual Funds gross inflows were £239m and net inflows were £127m.
(f) Separate Mandates refers to investment funds products sold in Canada exclusively to institutional customers. These products contain no insurance risk and consist primarily of defined benefit pension plan assets for which SLI exclusively provides portfolio advisory services.
(g) International gross inflows include India where, due to the nature of the Indian investment sales market, the new business is shown as the net of sales less redemptions.

Standard Life New Business Summary
3 month period ended 30 September 2007

Insurance Operations	PVNBP				APE			
	3 months to 30 September 2007	3 months to 30 September 2006	% Change (f)		3 months to 30 September 2007	3 months to 30 September 2006	% Change (f)	
	£m	£m			£m	£m		
UK								
Pensions (a)	2,233	2,354	(5%)		299	302	(1%)	
Life	533	459	16%		54	46	16%	
Annuities	124	152	(18%)		12	16	(18%)	
Protection	6	10	(40%)		1	2	(50%)	
UK life and pensions	2,896	2,975	(3%)		366	366	-	
Europe								
Ireland	101	65	55%		12	9	33%	
Germany	157	116	35%		15	11	36%	
Europe life and pensions	258	181	43%		27	20	35%	
Canada								
Group Savings and Retirement	142	127	12%		13	11	18%	
Individual Insurance, Savings and Retirement	90	84	7%		9	9	-	
Group Insurance	34	17	100%		5	2	150%	
Canada life and pensions	266	228	17%		27	22	23%	
Asia Pacific								
India (c)	45	67	(9%)	(b)	8	5	88%	(b)
China (c)	14	4	250%		3	1	200%	
Hong Kong	9	-	-		1	-	-	
Asia Pacific life and pensions	68	71	26%	(b)	12	6	130%	(b)
Total worldwide life and pensions	3,488	3,455	1%	(b)	432	414	4%	(b)

Investment Operations	Gross Inflows		Net Inflows	
	3 months to 30 September 2007	3 months to 30 September 2006	3 months to 30 September 2007	3 months to 30 September 2006
	£m	£m	£m	£m
UK (d)	1,260	232	921	50
Canada	75	60	(27)	(18)
International (e)	219	(31)	163	(31)
Total worldwide investment	1,554	261	1,057	1

Banking Operations	3 months to 30 September 2007	3 months to 30 September 2006	% Change (f)
	£m	£m	
Gross mortgage lending	1,126	895	26%

SL Healthcare	3 months to 30 September 2007	3 months to 30 September 2006	% Change (f)
	£m	£m	
APE	5	5	-

(a) UK Pensions figures include non-insurance element of SIPP product (3 months ended 30 September 2007 PVNBP £397m, APE £43m and 3 months ended 30 September 2006 PVNBP £382m, APE £39m).
(b) The percentage change figures for India are computed based on the percentage movement in the new business of HDFC Standard Life Insurance Limited as a whole to avoid distortion due to changes in the Group's shareholding in the joint venture during 2006 and 2007.
(c) Amounts shown reflect Standard Life's share of the Joint Venture Company's New Business except as noted in (b) above.
(d) The Triple A fund within UK Investment sales is calculated using average net client balances.
(e) International gross inflows include India where, due to the nature of the Indian investment sales market, the new business is shown as the net of sales less redemptions.
(f) % change is calculated on the figures rounded to millions.

Insurance Operations New Business
3 month period ended 30 September 2007

	Single Premiums		New Regular Premiums		PVNBP				APE			
	3 months to 30 Sep 2007	3 months to 30 Sep 2006	3 months to 30 Sep 2007	3 months to 30 Sep 2006	3 months to 30 Sep 2007	3 months to 30 Sep 2006	% Change (f)	% Change in constant currency (b) (f)	3 months to 30 Sep 2007	3 months to 30 Sep 2006	% Change (f)	% Change in constant currency (b) (f)
	£m	£m	£m	£m	£m	£m			£m	£m		
UK												
Individual Pensions	134	200	10	12	180	253	(29%)	(29%)	23	32	(28%)	(28%)
Insured SIPP & Drawdown	572	664	11	10	624	718	(13%)	(13%)	68	76	(11%)	(11%)
Non-insured SIPP (a)	370	348	7	4	397	382	4%	4%	43	39	10%	10%
Group Pensions	211	204	91	89	513	537	(4%)	(4%)	113	109	4%	4%
Investments (TIP and PPIP)	519	464	-	-	519	464	12%	12%	52	46	12%	12%
Pensions	**1,806**	**1,880**	**119**	**115**	**2,233**	**2,354**	**(5%)**	**(5%)**	**299**	**302**	**(1%)**	**(1%)**
Investment Bonds (c)	449	449	-	-	449	448	-	-	45	45	-	-
Offshore Bond	84	11	-	-	84	11	664%	664%	9	1	664%	664%
Life	**533**	**460**	-	-	**533**	**459**	**16%**	**16%**	**54**	**46**	**16%**	**16%**
Annuities	**124**	**152**	-	-	**124**	**152**	**(18%)**	**(18%)**	**12**	**16**	**(18%)**	**(18%)**
Protection	-	-	**1**	**2**	**6**	**10**	**(40%)**	**(40%)**	**1**	**2**	**(50%)**	**(50%)**
UK life and pensions	**2,463**	**2,492**	**120**	**117**	**2,896**	**2,975**	**(3%)**	**(3%)**	**366**	**366**	**-**	**-**
Europe												
Ireland	87	50	3	4	101	65	55%	54%	12	9	33%	50%
Germany	13	9	13	10	157	116	35%	34%	15	11	36%	50%
Europe life and pensions	**100**	**59**	**16**	**14**	**258**	**181**	**43%**	**41%**	**27**	**20**	**35%**	**50%**
Canada												
Group Savings and Retirement	67	76	7	4	142	127	12%	13%	13	11	18%	18%
Individual Insurance, Savings and Retirement	82	78	-	1	90	84	7%	10%	9	9	-	13%
Group Insurance	-	-	5	2	34	17	100%	88%	5	2	150%	150%
Canada life and pensions	**149**	**154**	**12**	**7**	**266**	**228**	**17%**	**18%**	**27**	**22**	**23%**	**29%**
Asia Pacific												
India (e)	-	2	7	5	45	67	(9%) (d)	(8%) (d)	8	5	88% (d)	93% (d)
China (e)	11	4	1	-	14	4	250%	250%	3	1	200%	200%
Hong Kong	5	-	-	-	9	-	-	-	1	-	-	-
Asia Pacific life and pensions	**16**	**6**	**8**	**5**	**68**	**71**	**26% (d)**	**29% (d)**	**12**	**6**	**130% (d)**	**138% (d)**
Total worldwide life and pensions	**2,728**	**2,711**	**156**	**143**	**3,488**	**3,455**	**1% (d)**	**1% (d)**	**432**	**414**	**4% (d)**	**5% (d)**

(a) UK Pensions figures include non-insurance element of SIPP product. 2006 figures have been re-stated to reflect inclusion of non-insurance element of SIPP.
(b) The percentage change in constant currency is calculated using constant rates of exchange.
(c) In the period for the 3 months to 30 September 2006 there were no amounts shown separately as Other.
(d) The percentage change figures for India are computed based on the percentage movement in the new business of HDFC Standard Life Insurance Company Limited as a whole to avoid distortion due to changes in the Group's shareholding in the joint venture during 2006 and 2007.
(e) Amounts shown reflect Standard Life's share of the Joint Venture Company's New Business except as noted in (d) above.
(f) % change is calculated on the figures rounded to millions.

Investment Operations
3 month period ended 30 September 2007

		Opening FUM 01/07/2007 £m	Gross Inflows £m		Redemptions £m	Net Inflows £m	Market & other Movements £m	Net movement In FUM £m	Closing FUM 30/09/2007 £m
UK	Mutual Funds (a)	6,072	511	(b)	(223)	288	(157)	131	6,203
	Private Equity	2,133	290		(16)	274	82	356	2,489
	Segregated Funds	10,082	610	(c)	(100)	510	(75)	435	10,517
	Pooled Property Funds	660	11	(c)	-	11	(35)	(24)	636
	Triple A	6,614	(162)	(d)	-	(162)	(236)	(398)	6,216
Total UK		**25,561**	**1,260**		**(339)**	**921**	**(421)**	**500**	**26,061**
Canada	Mutual Funds	1,384	57	(e)	(26)	31	90	121	1,505
	Separate Mandates (f)	1,577	18		(76)	(58)	72	14	1,591
Total Canada		**2,961**	**75**		**(102)**	**(27)**	**162**	**135**	**3,096**
International	Europe	69	4		-	4	2	6	75
	Asia (excluding India)	209	2		(56)	(54)	42	(12)	197
	India	2,175	213	(g)	-	213	152	365	2,540
Total International		**2,453**	**219**		**(56)**	**163**	**196**	**359**	**2,812**
Total worldwide investment products		**30,975**	**1,554**		**(497)**	**1,057**	**(63)**	**994**	**31,969**

Total third party funds under management comprise the investment business noted above together with third party insurance contracts. New Business relating to third party insurance contracts is disclosed as insurance business for reporting purposes. An analysis of total third party funds under management is shown below.

	Opening FUM 01/07/2007 £m	Gross Inflows £m	Redemptions £m	Net Inflows £m	Market & other movements £m	Net movement in FUM £m	Closing FUM 30/09/2007 £m
Third Party Investment Products	30,975	1,554	(497)	1,057	(63)	994	31,969
Third Party Insurance Contracts (new business classified as insurance products)	15,146	755	(205)	550	44	594	15,740
Total third party funds under management	**46,121**	**2,309**	**(702)**	**1,607**	**(19)**	**1,588**	**47,709**
Standard Life Investments - total funds under management	**140,567**						**142,245**

(a) Included within Mutual Funds are cash inflows which have also been reflected in Non-insured SIPP new business sales.
(b) In the 3 months to 30 September 2006 UK Mutual Funds gross inflows were £328m and net inflows were £236m.
(c) Institutional sales comprise Segregated and Pooled Property Fund sales.
(d) Due to the nature of the Triple A fund the inflows shown are calculated using average net client balances. Other movements are derived as the difference between these average net inflows and the movement in the opening and closing FUM.
(e) In the 3 months to 30 September 2006 Canadian Mutual Funds gross inflows were £52m and net inflows were £17m.
(f) Separate Mandates refers to investment funds products sold in Canada exclusively to institutional customers. These products contain no insurance risk and consist primarily of defined benefit pension plan assets for which SLI exclusively provides portfolio advisory services.
(g) International gross inflows include India where, due to the nature of the Indian investment sales market, the new business is shown as the net of sales less redemptions.

Insurance Operations New Business
15 month period ended 30 September 2007

	Present Value of New Business Premiums (PVNBP)				
	3 months to 30 September 2007 £m	3 months to 30 June 2007 £m	3 months to 31 March 2007 £m	3 months to 31 December 2006 £m	3 months to 30 September 2006 £m
UK					
Individual Pensions	180	300	180	145	253
Insured SIPP & Drawdown	624	812	786	781	718
Non-insured SIPP (a)	397	511	447	364	382
Group Pensions	513	905	582	457	537
Investments (TIP and PPIP)	519	505	533	1,197	464
Pensions	2,233	3,033	2,528	2,944	2,354
Investment Bonds (b)	449	505	534	540	448
Offshore Bond	84	60	24	13	11
Life	533	565	558	553	459
Annuities	124	129	128	118	152
Protection	6	7	6	8	10
UK life and pensions	**2,896**	**3,734**	**3,220**	**3,623**	**2,975**
Europe					
Ireland	101	125	128	134	65
Germany	157	139	121	211	116
Europe life and pensions	**258**	**264**	**249**	**345**	**181**
Canada					
Group Savings and Retirement	142	105	234	368	127
Individual Insurance, Savings and Retirement	90	82	90	112	84
Group Insurance	34	43	35	58	17
Canada life and pensions	**266**	**230**	**359**	**538**	**228**
Asia Pacific					
India (c)	45	24	78	56	67
China (c)	14	11	8	11	4
Hong Kong	9	3	1	-	-
Asia Pacific life and pensions	**68**	**38**	**87**	**67**	**71**
Total worldwide life and pensions	**3,488**	**4,266**	**3,915**	**4,573**	**3,455**

(a) UK Pensions figures include non-insurance element of SIPP product. 2006 figures have been re-stated to reflect inclusion of non-insurance element of SIPP.
(b) In 2006 immaterial amounts were shown separately as Other. These have now been included in the Investment Bonds totals.
(c) Amounts shown reflect Standard Life's share of the Joint Venture Company's New Business.

Regulatory Announcement

Go to market news section

Company	Standard Life plc
TIDM	SL.
Headline	Offer Update
Released	16:21 26-Oct-07
Number	4801G

RNS Number:4801G
Standard Life plc
26 October 2007

Not for release, publication or distribution, in whole or in part, in or into any jurisdiction where to do so would constitute a violation of the relevant laws of that jurisdiction

26 October 2007

STANDARD LIFE PLC

OFFER UPDATE

Standard Life plc ("Standard Life") notes today's announcement by Pearl concerning its increased cash offer of 720 pence per Resolution share.

Standard Life is confident that its recommended offer for Resolution including its share component will create significant and superior value for both Standard Life and Resolution shareholders. We look forward to working with Resolution in the coming weeks to put our strong case to shareholders.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in 1 per cent. or more of any class of "relevant securities" of Standard Life or Resolution, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the Scheme becomes Effective, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends (or if the Acquisition is implemented by way of an offer, until the date on which such offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends). If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Standard Life or Resolution, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Resolution or Standard Life by Standard Life or Resolution, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Exhibit 105

file #82-34998

RECEIVED

Not for release, publication or distribution, in whole or in part, in or into any jurisdiction where to do so would constitute a violation of the relevant laws of that jurisdiction

29 October 2007

STANDARD LIFE PLC

OFFER UPDATE

Following the announcement on 26 October regarding Standard Life's offer for Resolution plc and the agreement to sell certain closed life books to Swiss Re, the Board of Standard Life announces that it is exploring, jointly with Resolution, a number of options for restructuring its proposed offer for Resolution. These options include, but are not limited to, proceeding by way of a takeover offer rather than a scheme of arrangement.

Standard Life continues to believe strongly in the strategic rationale of the transaction and remains convinced that its cash and shares offer provides compelling value. A further announcement will be made in due course.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in 1 per cent. or more of any class of "relevant securities" of Standard Life or Resolution, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the Scheme becomes Effective, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends (or if the Acquisition is implemented by way of an offer, until the date on which such offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends). If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Standard Life or Resolution, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Resolution or Standard Life by Standard Life or Resolution, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

Exhibit 10b

file #82-34998

Not for release, publication or distribution, in whole or in part, in or into any jurisdiction where to do so would constitute a violation of the relevant laws of that jurisdiction

29 October 2007

STANDARD LIFE PLC

OFFER UPDATE

At the request of the UK Takeover Panel (the "Panel"), Standard Life plc is clarifying the following points.

Standard Life plc confirms that it has not made a "no increase statement" for the purposes of the City Code on Takeovers and Mergers (the "Code").

At the request of the Panel, Standard Life will shortly be formally reporting on the merger benefits statements included in the announcement of its offer for Resolution plc on 26 October 2007 (the "Announcement").

As at the date of this announcement, Resolution has not entered into a Merger Agreement with Standard Life pending further discussions between the parties on possible modifications of the offer structure. Under the terms of the current Deed Poll entered into by Standard Life, Standard Life has undertaken to behave in all respects in accordance with the provisions of the Merger Agreement as if it had been entered into by both Standard Life and Resolution. The Deed Poll will terminate upon the Merger Agreement being entered into by Resolution or within 24 hours of Standard Life serving a termination notice on Resolution.

In paragraph 19 of the Announcement, reference is made to Standard Life having agreed, under certain circumstances, to be liable for the Friends Provident Inducement Fee (as defined in the Announcement). Standard Life confirms this is the only inducement fee arrangement between Resolution and Standard Life.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in 1 per cent. or more of any class of "relevant securities" of Standard Life or Resolution, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the Scheme becomes Effective, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends (or if the Acquisition is implemented by way of an offer, until the date on which such offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends). If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Standard Life or Resolution, they will be deemed to be a single person for the purpose of Rule
8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Resolution or Standard Life by Standard Life or Resolution, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

Exhibit 107

file #82-34998

Standard Life plc

Standard Life plc was advised today by Computershare Investor Services plc that, on 25 October 2007 (26 October 2007 for Mr Iannicelli), the under mentioned executive directors and other persons discharging managerial responsibilities acquired the following interests in ordinary shares as a result of participation in The Standard Life Share Plan:

	Number of Shares Purchased	Price and Place of Transaction
Executive Directors		
Trevor John Matthews	9	£2.85 - UK
Norman Keith Skeoch	44	£2.85 - UK
David Thomas Nish	44	£2.85 - UK
Other PDMRs		
Marcia Dominic Campbell	44	£2.85 - UK
Nathan Richard Parnaby	44	£2.85 - UK
Joseph Iannicelli	44	C$5.72- Canada

Each individual also received from the Company 8 free shares (except Mr Iannicelli who received the right to acquire 8 matching shares at a future date) in accordance with the share purchase matching commitment under the Share Plan.

This notice is given in fulfilment of obligations under DTR 3.1.4 (R).

29 October 2007

Enquiries:

Julie Reith, Group Secretariat, 0131 245 6772
Barry Cameron, Press Office, 0131 245 6165
Gordon Aitken, Investor Relations, 0131 245 6799

END

Exhibit 108

File #82-34998

31 October 2007

Standard Life plc ("Standard Life")

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the "**Code**"), Standard Life confirms that it has 2,173,924,051 ordinary shares of 10 pence each in issue.

The ISIN reference for these securities is GB00B16KPT44.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the Code, if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Standard Life or Resolution all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which any offer becomes, or is declared, unconditional as to acceptances (or, if implemented by a scheme of arrangement, such scheme becomes effective), lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Standard Life or Resolution, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Resolution by Standard Life or of Standard Life by Resolution, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction. A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Takeover Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Takeover Panel.

END

Exhibit 109 file #82-34998

Standard Life plc

Voting Rights and Capital

In accordance with the FSA's Disclosure and Transparency Rule 5.6.1, Standard Life plc ('the Company') hereby notifies that, as at the date of this announcement, the Company's issued share capital consists of 2,173,924,051 ordinary shares with each share carrying the right to one vote.

The Company holds no ordinary shares in treasury.

The total number of voting rights in the Company, as at the date of this announcement, is therefore 2,173,924,051.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

31 October 2007

Enquiries:

Julie Reith, Group Secretariat 0131 245 6772

Gordon Aitken, Investor Relations 0131 245 6799

Barry Cameron, Press Office 0131 245 6165

END

Exhibit 110 file #82-34998

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

For immediate release
1 November 2007

RESPONSE TO PEARL'S STATEMENT

Standard Life plc ("Standard Life") believes Pearl's announcement today to be self-serving and potentially misleading. Standard Life is convinced that shareholders will not be misled into ignoring the intrinsic merits of Standard Life's investment case and the value expected to be generated by the acquisition of Resolution.

- Standard Life has delivered impressively strong new business growth and improving shareholder cash flows over recent years
- The acquisition complements Standard Life's strategy of organic growth by adding distribution, product breadth, customers and assets to manage
- The transaction is expected to enhance EEV operating earnings per share and operating ROEV from 2009
- The transaction represents a multiple of embedded value of 1.3x

Sandy Crombie, Group Chief Executive, said: "We can only presume that Pearl's behaviour is indicative of their eagerness to acquire Resolution on terms that create significant value for them. We believe that our acquisition represents a better fit with Resolution. Pearl's actions simply reinforce our conviction in the substantial value we can create. We look forward to continuing to discuss this with our and Resolution's shareholders."

BASES OF CALCULATION AND SOURCES OF INFORMATION

1. Unless otherwise stated:

    (i) financial information relating to Resolution has been extracted (without material adjustment) from the audited annual report and accounts for Resolution for the year ended 31 December 2006 or from the unaudited interim financial statements of Resolution for the half year ended 30 June 2007

    (ii) financial information relating to Standard Life has been extracted (without material adjustment from the audited annual report and accounts for Standard Life for the year ended 31 December 2006 or from the unaudited interim financial statements of Standard Life for the half year ended 30 June 2007

2. The acquisition multiple of 1.3x embedded value as of 30 June 2007 is based on:

    - Standard Life's acquisition price of approximately £2,555 million
    - This is based on Standard Life's proposed offer terms, the agreement between Swiss Re and Standard Life and a Standard Life share price of 276.25p on 25 October 2007, the closing price on the day before the announcement of Standard Life's offer;
    - The stated embedded value acquired by Standard Life of £1,953 million as of 30 June 2007
    - Both the embedded value acquired and the acquisition price reflect £563 million group cash and £935 million of external debt as of 30 June 2007

3. As at the close of business on 1 November 2007, Resolution has in issue 686,442,891 ordinary shares of 5 pence each

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in 1 per cent. or more of any class of "relevant securities" of Standard Life or Resolution, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the Scheme becomes Effective, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends (or if the Acquisition is implemented by way of an offer, until the date on which such offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends). If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Standard Life or Resolution, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Resolution or Standard Life by Standard Life or Resolution, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

Forward looking statements

This announcement may contain forward looking statements that are based on current expectations or beliefs, as well as assumptions about future events. Generally, the words "will", "may", "should", "continue", "believes", "expects", "intends", "anticipates" or similar expressions identify forward-looking statements. These statements are based on the current expectations of management and are naturally subject to risks, uncertainties and changes in circumstances. Undue reliance should not be placed on any such statements because, by their very nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results, and management's plans and objectives, to differ materially from those expressed or implied in the forward looking statements.

RECEIVED

Regulatory Announcement

Go to market news section

Company	Standard Life plc
TIDM	SL.
Headline	Statement re Merger Benefits
Released	17:33 02-Nov-07
Number	9792G

RNS Number:9792G
Standard Life plc
02 November 2007

Not for release, publication or distribution, in whole or in part, in or into any jurisdiction where to do so would constitute a violation of the relevant laws of that jurisdiction

Date: 2 November 2007

STANDARD LIFE PLC ("STANDARD LIFE") OFFER FOR RESOLUTION PLC ("RESOLUTION")

STATEMENT ON MERGER BENEFITS

Further to the announcement made by Standard Life on 26 October 2007 in connection with Resolution (the "Offer Announcement"), Standard Life confirms all of the merger benefits referred to in the Offer Announcement and is giving further details of the sources and bases of preparation of these merger benefits to enable Resolution shareholders to see and fully understand the value of its offer.

Sandy Crombie, Chief Executive of Standard Life, commented:

"Last Friday we announced an offer for Resolution which we believe would provide compelling value for both our shareholders and theirs. We believe these further details we are announcing today underline the attractions of our offer".

Terms used but not defined in this announcement shall have the same meanings given to them in the Offer Announcement.

SECTION I

SUMMARY OF COST AND FINANCIAL SYNERGIES

As announced in the Offer Announcement, Standard Life has identified a number of areas of synergies from the integration of the Resolution assets to be acquired by Standard Life and retained by Standard Life (following the exercise of options granted over certain Resolution assets to Swiss Re (the "Disposal")).

The Board of Standard Life is targeting at least £71 million in annualised pre-tax cost and financial synergies by the end of 2010 arising primarily from the following areas:

- £35 million annual cost savings from the integration of Resolution's asset management function onto Standard Life's platform;

- £18 million annual cost savings from de-duplication of group head office costs and rationalisation of UK Life & Pensions head office and support functions arising from the integration of the life operations to be retained by Standard Life following the Disposal; and

- financial synergies of £18 million per annum reflecting the enhanced value of new business.

15% of the annualised cost and financial synergies are expected to be achieved in 2008, 75% in 2009 and 100% in 2010. The estimated pre-tax one-off costs of achieving the cost synergies are expected to be approximately £82 million, comprising approximately £65 million in 2008 and approximately £17 million in 2009.

The Board of Standard Life considers that these savings have been conservatively estimated and are confident that they will be delivered. An implementation plan is in place.

In addition to the benefits outlined above, the Board of Standard Life believes that Standard Life would be able to realise financial benefits at least equivalent to the anticipated £250 million benefit arising from the hitherto proposed merger of Resolution's Life Division North and Life Division South in 2008, as announced by Resolution on 10 September 2007, through merging the acquired businesses into certain life funds in the Standard Life Group.

SECTION II

SOURCES AND BASES OF COST AND FINANCIAL SYNERGIES

Background to the proposed cost and financial synergies

Standard Life's head office will continue to be in Edinburgh and it intends to operate certain group functions from London. Resolution's head office in London will be retained as a corporate office of the Enlarged Group. It is expected that the Enlarged Group will be structured into a number of operational divisions. The UK Financial Services Business, which comprises Standard Life's life and pensions, healthcare and banking divisions, will be extended to include Resolution's new business division and in-force business. Resolution's and Standard Life's asset management operations will be integrated and managed as a single entity.

As set out in the Offer Announcement, following the acquisition of Resolution and the associated Disposal, Standard Life will retain the following Resolution businesses and assets:

- Resolution Asset Management. £50 billion of the assets under management out of the £57 billion managed by Resolution as at 30 June 2007 will be retained by Standard Life after the Disposal, including £24 billion under a 10 year investment management agreement with Swiss Re;

- Almost all of Resolution's new business capability, and access to Abbey's nationwide network of branches. Standard Life will also retain Resolution's 65 strong Abbey broker consultant business; and

  - Life Division North, which includes:

  - Scottish Provident;

  - Scottish Mutual Assurance;

  - Phoenix Life Assurance;

- Scottish Mutual International; and
- Scottish Provident International.

Please refer to the Offer Announcement for a fuller description of the arrangements in respect of the Disposal. Any synergies described in this document refer only to synergies pertaining to Standard Life after the Disposal.

The estimated synergies will be achieved through the following initiatives:

Asset Management

Cost savings in asset management are expected to be achieved through integration of Resolution's asset management function onto Standard Life's asset management platform. Substantial overlap in investment capabilities, funds, products and distribution channels exist which gives the opportunity to:

- Amalgamate Resolution funds, to the extent practicable, with the equivalent Standard Life and Standard Life Investments funds;
- Rationalise the resultant combined fund structures for optimal efficiency and flexibility;
- Transition the remaining clients and portfolios onto the combined platform; and
- Integrate the rest of Resolution Asset Management, including sales, marketing and investment functions within Standard Life's operations.

The resultant combined operation will be well positioned for further growth opportunities.

Head office and UK Life and Pensions

Cost savings are expected to be achieved through creating a single group management structure and head office function, principally:

- Creation of an Enlarged Group head office function, including:
  - Single Board and management team; and
  - De-duplication of certain group functions.
- Rationalisation of UK Life & Pensions head office and other support functions, arising from the integration of the operations to be retained by Standard Life, including:
  - Combined finance and governance functions; and
  - Efficiencies in sales and marketing.

Financial synergies

Synergies have been identified which relate to the ability for Standard Life to write Resolution's new business, post completion, in one of the life funds in the Standard Life group which has excess taxable income thereby enabling full and immediate tax relief to be obtained in respect of new business expenses.

Basis of Preparation

The estimate of total cost savings and financial synergies has been reported on

under the City Code on Takeovers and Mergers by PricewaterhouseCoopers LLP and by Standard Life's financial advisers, Merrill Lynch International and UBS Limited. Copies of a letter from PricewaterhouseCoopers LLP and a letter from Merrill Lynch International and UBS Limited are set out in Appendix I.

As set out above, any synergies described in this document refer only to synergies pertaining to Standard Life after the Disposal. In order to derive the estimated cost savings, Standard Life has made certain assumptions regarding the split of the UK Life & Pensions and head office cost base between Resolution's Life Division North and Life Division South. The assumptions in respect of the allocation of costs between Life Division North and Life Division South have been based upon high level cost information provided by Resolution.

The estimates of cost savings achievable in asset management, head office and UK Life & Pensions have been derived from an analysis of Resolution's current and projected cost base and headcount, based on business plans provided by Resolution. Due to the complexity of Resolution's historical financial track record, the projected cost base has been used for the purposes of estimating cost savings as it reflects the forecast cost base, after taking account of previously announced Resolution synergies, for the current Resolution group structure. In determining the cost savings, Standard Life's management have identified areas of overlap between Standard Life and Resolution's existing functions.

The above cost synergies have been determined after allowing for the full implementation of Standard Life's and Resolution's previously announced cost savings programmes:

- At the time of its IPO, Standard Life announced a Life & Pensions expense reduction of £30 million and corporate cost reduction of £16 million per annum by 2007;
- Standard Life also announced £100 million of underlying annual cost savings in its preliminary results announcement of 22 March 2007; and
- Resolution announced £17 million of pre-tax annual synergies at the time of its acquisition of the former Abbey life companies, which completed in August 2006.

These synergies also exclude the £20 million of expected pre-tax annual cost savings relating to Resolution's merger with Britannic, which completed in September 2005 and which relate to the businesses to be acquired by Swiss Re.

Asset management

Asset management synergies have been calculated by reference to the 2007 forecast cost base of Resolution Asset Management, which was compared to actual costs in the first six months of 2007. The level of synergies has been assessed, assuming that all of the assets under management of Resolution, except for certain assets to be sold to Swiss Re, are transitioned to Standard Life's investment management platform.

Head office and UK Life & Pensions

In order to derive the estimated cost savings in head office and UK Life and Pensions, Standard Life has analysed the projected 2009 cost base of Resolution's Life and Pensions business, which has also been compared to the actual reported cost base for the full year ended 31 December 2006 and the half year ended 30 June 2007. Standard Life's management considers the 2009 projected cost base of Resolution as the most appropriate basis for assessing savings from the combination, since it is lower than the 2007 projected cost base due to its allowance in full for cost savings that Resolution expects to achieve from previous acquisitions and initiatives.

The estimate of de-duplication cost savings derives from savings identified and realisable within Resolution's cost base, though Standard Life's management expects, in practice, to realise these savings across the Enlarged Group.

Financial synergies

The financial synergies in respect of the enhanced value of new business have been calculated on the basis that excess taxable income exists in Standard Life such that expenses in respect of Resolution new business written in Standard Life companies, rather than Resolution, which would otherwise not be available for relief from tax, will become relievable. Standard Life's assessment of the financial synergies has been based upon information provided by Resolution and discussions with Resolution management.

Costs of achieving synergies

Estimated costs of achieving the cost synergies have been prepared based upon information provided by Resolution and on analysis prepared by Standard Life. Estimated costs include the costs of rationalising functions as well as costs of investment in systems and processes to achieve merged functions across the Enlarged Group.

Additional financial synergies of £250 million

Standard Life's management have made an assessment that, in their belief, Standard Life would be able to achieve financial benefits at least equivalent to the anticipated one-off uplift in EEV of £250 million previously announced by Resolution in respect of the proposed merger of Resolution's Life Division North and Life Division South. The expectation of the ability to achieve benefits through merging the acquired Life Division North business into certain funds in the Standard Life Group and the ability to achieve other financial benefits arising from the acquisition and integration of Resolution companies into the Standard Life Group has been based on information provided by Resolution in respect of the components of the anticipated £250 million benefit and comparison of the attributes of the Life Division North and Life Division South entities (which attributes underlie the anticipated £250 million benefit previously announced by Resolution) with those of Standard Life's own funds as well as analysis of other financial benefits based upon information provided by Resolution.

The key assumptions on which this statement has been based are that:

- FSA and Court approvals are obtained for the transfer of the life insurance funds of Scottish Mutual Assurance Limited, Scottish Provident Limited and Phoenix Life Assurance Limited to a Standard Life entity under Part VII of the Financial Services and Markets Act 2000;

- The Part VII transfer occurs by 31 December 2008;

- The standard rate of corporation tax is 28%; and

- That the ability to achieve financial synergies is not impaired by the taxation changes announced in the pre Budget report on 9 October 2007 (see note 2 below).

Notes

1. The estimated cost savings in this announcement should not be interpreted as meaning that the earnings per share of the Enlarged Group for the current or future financial years will necessarily match or exceed the historical published earnings per share of Resolution. Nothing in this announcement should be interpreted to mean that Standard Life's future EEV operating earnings per share will necessarily match or exceed the historical EEV operating earnings per share of Standard Life.

2. Taxation changes announced in the Pre Budget Report on 9 October 2007 affect the manner in which life insurance companies can treat expenses relating to reinsurance, with the effect that, from 9 October 2007, insurers are unable to obtain tax relief on expenses where they have not borne the economic cost of those expenses. These changes could affect the ability to achieve the proposed financial synergies from a merger between Standard Life and Resolution. Standard Life's management are satisfied that the business can be restructured to maintain tax relief for expenses at the level assumed in the proposed financial synergy.

3. Resolution entered into an outsourcing agreement with Capita in May 2007, from which Resolution management expected to deliver an average of £20 million pre-tax cost benefits from 2010. It has been assumed that this contract will remain in place following the Completion of the Transactions in respect of the Life Division South business and the Life Division North operations being retained by Standard Life. The cost savings in UK Life & Pensions assume that the financial terms of the contract with Capita continue in respect of the operations being retained by Standard Life. As such, the estimated cost savings do not allow for any adverse impact resulting from any changes to the contract that may result from the change of control of Resolution and a potential separation of the contract.

4. Standard Life's estimate of cost and financial synergies does not include the expected increase in value of new business arising from the acquisition of Abbey's broker consultant business, as announced by Resolution on 10 September 2007 and completed on 28 September 2007.

5. Standard Life's estimate of annual financial synergies is independent of the £250 million benefit arising from the hitherto proposed merger of Resolution's Life Division North and Life Division South in 2008 as announced by Resolution on 10 September 2007.

6. The Board of Standard Life has not had detailed discussions with Resolution's management regarding the reasonableness of their assumptions supporting the estimate of cost savings. Therefore there remain inherent risks in this forward-looking estimate, including the risk that actual costs differ materially from those forecast by Resolution management, as used by Standard Life in the preparation of its synergy assessment.

7. Due to the scale of the combined Standard Life and Resolution organisation, there may be additional changes to the Enlarged Group's operations. In addition, there are several material assumptions underpinning the estimates, including the allocation of Resolution costs between Life Division North and Life Division South and the level of costs necessary to operate each combined function or activity. Because of these factors and the fact that the changes relate to the future, the resulting cost savings may be materially greater or less than those estimated.

8. In arriving at the estimate of cost and financial synergies set out in this announcement, the Directors of Standard Life have assumed that there will be no significant impact on the business of the Enlarged Group arising from any decisions made by competition authorities and regulatory bodies.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in 1 per cent. or more of any class of "relevant securities" of Standard Life or Resolution, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the Scheme becomes Effective, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends (or if the Acquisition is implemented by way of an offer, until the date on which such offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends). If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Standard Life or Resolution, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Resolution or Standard Life by Standard Life or Resolution, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

Forward looking statements

This announcement may contain forwardlooking statements that are based on current expectations or beliefs, as well as assumptions about future events. Generally, the words "will", "may", "should", "continue", "believes", "expects", "intends", "anticipates" or similar expressions identify forward-looking statements. These statements are based on the current expectations of management and are naturally subject to risks, uncertainties and changes in circumstances. Undue reliance should not be placed on any such statements because, by their very nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results, and management's plans and objectives, to differ materially from those expressed or implied in the forward looking statements.

There are several factors which could cause actual results to differ materially from those expressed or implied in forward looking statements. Among the factors that could cause actual results to differ materially from those described in the forward looking statements are the ability to combine successfully the businesses of Standard Life and Resolution and to realise expected synergies from that combination, changes in the global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax rates and future business combinations or dispositions.

Standard Life does not undertake any obligation (except as required by the Listing Rules, the Disclosure and Transparency Rules and the rules of the London Stock Exchange) to revise or update any forward looking statement contained in this announcement, regardless of whether that statement is affected as a result

of new information, future events or otherwise.

Overseas jurisdictions

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and, therefore, any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. This announcement has been prepared for the purposes of complying with English law, the City Code and the Listing Rules and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of England.

This announcement is not intended to, and does not constitute, or form part of, an offer to sell, purchase, exchange or subscribe for or a solicitation of an offer to sell, purchase or exchange any securities or a solicitation of any vote or approval in any jurisdiction. This announcement does not constitute a prospectus or a prospectus equivalent document.

APPENDIX I

PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH

The Directors
Standard Life plc
Standard Life House
30 Lothian Road
Edinburgh
EH1 2DH

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London
EC1A 1HQ

UBS Limited
1 Finsbury Avenue
London
EC2M 2PP

2 November 2007

Dear Sirs

Standard Life plc offer for Resolution plc

We refer to the statement regarding the estimated cost and financial synergies (the "Statement") made by the directors of Standard Life plc (the "Directors") set out in Section I of the announcement issued on 2 November 2007 in connection with the offer for Resolution plc and associated disposal of certain Resolution assets to Swiss Reinsurance Company (the "Transactions").

The Statement has been made in the context of the disclosures in Section II of the announcement setting out, inter alia, the Directors' bases of belief (including sources of information) supporting the Statement and their analysis and explanation of the underlying constituent elements.

This report is required by Note 8 on Rule 19.1 of the City Code on Takeovers and

Mergers (the "City Code") and is given for the purpose of complying with that requirement and for no other purpose.

Responsibility

The Statement is the responsibility of the Directors. It is our responsibility and that of Merrill Lynch International and UBS Limited (together, the "Financial Advisers") to form our respective opinions, as required by Note 8(b) on Rule 19.1 of the City Code, as to whether the Statement has been made by the Directors with due care and consideration.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed, to the fullest extent permitted by law, we do not assume any responsibility, and will not accept any liability, to any other person for any loss suffered by any such person as a result of, arising out of, or in connection with this report.

Basis of opinion

We conducted our work in accordance with the Standard for Investment Reporting 1000 (Investment Reporting Standards applicable to all engagements in connection with an investment circular) issued by the Auditing Practices Board.

We have discussed the Statement together with the relevant bases of belief (including sources of information) with the Directors and the Financial Advisers. We have also considered the letter dated 2 November 2007 from the Financial Advisers to the Directors on the Statement. Our work did not involve any independent examination of any of the financial or other information underlying the Statement.

We do not express an opinion as to the achievability of the cost and financial synergies as set out in the Statement. The Statement is subject to uncertainty as described in Section II of the announcement. Because of the significant changes in the enlarged group's operations expected to flow from the Transactions and because the Statement relates to the future, the actual cost savings and financial synergies achieved are likely to be different from those anticipated in the Statement and the differences may be material.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion the Directors have made the Statement, in the form and context in which it is made, with due care and consideration.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street

UBS Limited
1 Finsbury Avenue
London

London EC2M 2PP
EC1A 1HQ

2 November 2007

The Directors
Standard Life plc
Standard Life House
30 Lothian Road
Edinburgh
EH1 2DH

Dear Sirs

Standard Life plc offer for Resolution plc

Merrill Lynch International and UBS Limited (together, "we") refer to the statement regarding the estimated cost and financial synergies made by the directors of Standard Life plc (the "Statement") set out in the announcement issued on 2 November 2007 in connection with the offer for Resolution plc and associated disposal of certain Resolution assets to Swiss Reinsurance Company (the "Transactions"), announced on 26 October 2007, and the bases of preparation thereof and the notes thereto, for which the Directors of Standard Life plc are solely responsible.

We have discussed the Statement, including the relevant bases of belief (including the assumptions and sources of information summarised in Section II of the Statement), with the Directors of Standard Life plc and those officers and employees of Standard Life plc and its subsidiaries who developed the estimated cost savings and financial synergies.

We have relied upon the financial and other information reviewed by us being accurate and complete (in each case in all material respects) and have assumed such accuracy and completeness for the purposes of this letter. In giving the confirmation set out in this letter, we have reviewed the work carried out by PricewaterhouseCoopers LLP and have discussed with them the conclusions stated in their letter dated 2 November 2007.

We do not express any opinion as to the achievability of the cost savings and financial synergies as estimated by Standard Life plc. The Statement is subject to uncertainty as described in Section II of the Statement and our work did not involve any independent examination of any of the financial or other information underlying the Statement. Because of the significant changes in the enlarged group's operations expected to flow from the Transactions and because the Statement relates to the future, the actual cost savings and financial synergies achieved are likely to be different from those anticipated in the Statement and the differences may be material.

On the bases of the foregoing, each of us considers that the Statement has been made with due care and consideration in the form and context in which it is made.

This letter is provided pursuant to our respective engagement letters with Standard Life plc solely to the Directors of Standard Life plc for the purposes of reporting to Standard Life plc under Note 8(b) to Rule 19.1 of the City Code on Takeovers and Mergers and for no other purpose. We accept no responsibility to Resolution plc or to its or Standard Life plc's shareholders or any other person, other than the Directors of Standard Life plc, in respect of the contents of, or any matter arising out of or in connection with, this letter.

Yours faithfully,

For Merrill Lynch International

Henrietta Baldock
Managing Director

For UBS Limited

Ian Gladman
Managing Director

Tim Waddell
Managing Director

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

6 November 2007

Standard Life plc ("Standard Life")

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the "**Code**"), Standard Life confirms that it has 2,173,973,879 ordinary shares of 10 pence each in issue.

The ISIN reference for these securities is GB00B16KPT44.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the Code, if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Standard Life or Resolution all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which any offer becomes, or is declared, unconditional as to acceptances (or, if implemented by a scheme of arrangement, such scheme becomes effective), lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Standard Life or Resolution, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Resolution by Standard Life or of Standard Life by Resolution, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction. A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Takeover Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Takeover Panel.

END

Exhibit 113 file #82-34998

FOR IMMEDIATE RELEASE

Not for release, publication or distribution, in whole or in part, in or into any jurisdiction where to do so would constitute a violation of the relevant laws of that jurisdiction

11 November 2007

The Board of Standard Life plc ("Standard Life") announces that it has conducted a thorough review of the terms and structure for a possible revised offer for Resolution plc ("Resolution"). A revised structure has been developed that Standard Life is confident could have been implemented with the approval of 50.1% of Resolution shareholders. The Board has also considered the implications for shareholder value that a restructured higher offer would have entailed in order to be successful in the current market conditions.

The Board of Standard Life continues to believe that an acquisition of Resolution, together with the sale of certain assets to the Swiss Reinsurance Company, has strong commercial logic and would have delivered significant financial and operational synergies. However, it has concluded that a revised offer would not create sufficient value for Standard Life shareholders at a level that is likely to be successful. As a result, the Board of Standard Life has decided not to increase or restructure its offer in any way and, accordingly, Standard Life does not expect its offer to be implemented. The Board of Standard Life has also given notice to terminate its obligations under the merger agreement with Resolution.

Standard Life remains focused on executing its successful organic growth strategy, building on its market leading positions and delivering strong financial returns for its shareholders.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in 1 per cent. or more of any class of "relevant securities" of Standard Life or Resolution, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the Scheme becomes Effective, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends (or if the Acquisition is implemented by way of an offer, until the date on which such offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends). If two or more persons act together pursuant to an agreement or

understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Standard Life or Resolution, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Resolution or Standard Life by Standard Life or Resolution, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

Overseas jurisdictions

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and, therefore, any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. This announcement has been prepared for the purposes of complying with English law, the City Code and the Listing Rules and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of England.

This announcement is not intended to, and does not constitute, or form part of, an offer to sell, purchase, exchange or subscribe for or a solicitation of an offer to sell, purchase or exchange any securities or a solicitation of any vote or approval in any jurisdiction. This announcement does not constitute a prospectus or a prospectus equivalent document. Shareholders of Standard Life and Resolution are advised to read carefully the formal documentation in relation to the Offer once it has been despatched. The proposals relating to the Offer will be made solely through the Scheme Document, which will contain the full terms and conditions of the Offer, including details of how to vote with respect to the Scheme. Any acceptance or other response to the proposals should be made only on the basis of the information in the Scheme Document.

In particular, this announcement is not an offer of securities for sale or a solicitation of any offer to buy securities in the United States and the New Standard Life Shares, which will be issued in connection with the Offer, have not been, and will not be, registered under the US Securities Act or under the securities law of any state, district or other jurisdiction of the United States, Australia, Canada or Japan and no regulatory clearance in respect of the New Standard Life Shares has been, or will be, applied for in any jurisdiction other than the UK. The New Standard Life Shares may not be offered, sold, or, delivered, directly or indirectly, in, into or from the United States without registration under the US Securities Act or an exemption from registration. The New Standard Life Shares may not be offered, sold, resold, delivered or distributed, directly or indirectly, in, into or from Canada, Australia or Japan or to, or for the account or benefit of, any resident of Australia, Canada or Japan absent an exemption from registration or an exemption under relevant securities law. It is expected that the New Standard Life Shares will be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof. Under applicable US securities laws, persons (whether or not US Persons) who are or will be "affiliates" within the meaning of the US Securities Act of Standard Life or Resolution prior to, or of the Enlarged Group after, the Effective Date will be subject to certain transfer restrictions relating to the New Standard Life Shares received in connection with the Scheme.

The availability of the New Standard Life Shares, the Mix and Match Facility and the Loan Note Alternative under the terms of the Offer to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements.

The Loan Notes to be issued pursuant to the Loan Note Alternative have not been, and will not be, listed on any stock exchange.

Notice to US Investors: The Offer relates to the shares of a UK company and is proposed to be made by means of a scheme of arrangement provided for under the laws of England and Wales. The Offer is subject to the disclosure requirements and practices applicable in the United Kingdom to schemes of arrangement, which differ from the disclosure and other requirements of US securities laws. Financial information included in the relevant documentation will have been prepared in accordance with accounting standards applicable in the United Kingdom that may not be comparable to the financial statements of US companies.

If the Acquisition is implemented by way of an offer, it will be made in accordance with the procedural and filing requirements of the US securities laws, to the extent applicable. If the Acquisition is implemented by way of an offer, the New Standard Life Shares to be issued in connection with such offer will not be registered under the US Securities Act or under the

securities laws of any state, district or other jurisdiction of the United States and may not be offered, sold or delivered, directly or indirectly, in the United States except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act or such other securities laws. Standard Life does not intend to register any such New Standard Life Shares or part thereof in the United States or to conduct a public offering of the New Standard Life Shares in the United States.

Exhibit 114

file #82-34998

13 November 2007

Standard Life plc ("Standard Life")

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the "**Code**"), Standard Life confirms that it has 2,173,974,369 ordinary shares of 10 pence each in issue.

The ISIN reference for these securities is GB00B16KPT44.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the Code, if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Standard Life or Resolution all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which any offer becomes, or is declared, unconditional as to acceptances (or, if implemented by a scheme of arrangement, such scheme becomes effective), lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Standard Life or Resolution, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Resolution by Standard Life or of Standard Life by Resolution, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction. A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Takeover Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Takeover Panel.

END

Exhibit 115

File # 82-34998

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 16 November 2007

1. Name of *applicant*:

Standard Life plc

2. Name of scheme

The Standard Life Share Plan

3. Period of return:

From 26/05/07 To 16/11//07

4. Balance under scheme from previous return:

245,640

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

500,000

6. Number of *securities* issued/allotted under scheme during period:

249,796

7 Balance under scheme not yet issued/allotted at end of period

495,844

8. Number and *class* of *securities* originally listed and the date of admission

500,000 Ordinary Shares, 28/11/06; 500,000 Ordinary Shares 25/10/07

9. Total number of *securities* in issue at the end of the period

2,173,974,369

Name of contact	Julie Reith
Address of contact	Standard Life plc, Standard Life House, 30 Lothian Road, Edinburgh EH1 2DH

Telephone number of contact	0131 245 6772

Signed by Kenneth Gilmour
Assistant Group Company Secretary
for and on behalf of

Name of *applicant* Standard Life plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

Exhibit 116

file #82-34998

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

16 November 2007

Withdrawal of the offer by Standard Life plc ("Standard Life") for Resolution plc (the "Offer")

Standard Life announces that, with the consent of the Takeover Panel's Executive, it is withdrawing its offer for Resolution plc under Rule 2.7 of the City Code on Takeovers and Mergers. Standard Life will not, therefore, be proceeding with the Offer and no documentation in connection with the Offer will be posted.

exhibit 117

file #82-34998

Standard Life plc

Board Changes

The Board of Standard Life plc ('the Company') announces the following Board changes.

Hugh Stevenson will retire from the Board of the Company and from the board of Standard Life Investments at the conclusion of the Company's AGM in May 2008. He has been a director of Standard Life since 1999 and has served as Senior Independent Director since 2003. He has been chairman of Standard Life Investments since 2004.

Colin Buchan has been appointed as a non-executive director, with effect from 1st January 2008. He was formerly Global Head of Equities at UBS Warburg and a member of the group management board of UBS AG. He is currently a non-executive director of the Royal Bank of Scotland Group plc, and also two of its listed subsidiaries, Royal Bank of Scotland plc and National Westminster Bank plc. He is also a director of Merrill Lynch World Mining Trust plc, Merrill Lynch Gold Limited, World Mining Investment Company Limited and Royal Scottish National Orchestra Society Limited. He has been a director of Standard Life Investments Limited since 2002. Colin Buchan will be appointed chairman of Standard Life Investments when Hugh Stevenson steps down in May 2008.

Lord Blackwell will be appointed as the Company's Senior Independent Director from the conclusion of the Company's AGM in May 2008. Norman Blackwell has been a director of Standard Life since 2003 and is chairman of Standard Life Assurance.

Gerry Grimstone, Chairman of the Company said:

"I am delighted that Colin Buchan has been appointed to the Board. He has been a very successful vice-chairman of Standard Life Investments and will bring extensive experience to our deliberations. We will miss Hugh Stevenson greatly when he retires in May. He has been a great source of wisdom and authority, and has made a very significant contribution to Standard Life over the years. Hugh has also played a key role in helping develop Standard Life Investments into the leading position that it holds today."

Following these changes, the Board of Standard Life plc will comprise four executive directors and eight non-executive directors, including the Chairman, up until the conclusion of the AGM. Following the AGM, there will be seven non-executive directors, including the Chairman. No other information is required to be disclosed pursuant to paragraph LR 9.6.13R of the Listing Rules of the Financial Services Authority in relation to these appointments.

28 November 2007

Enquiries:

Standard Life plc

Richard England, Group Press Office,	0131 245 2750
Gordon Aitken, Investor Relations,	0131 245 6799
Neil Bennett, Maitland	0207 379 5151

END

Exhibit 118 File #12-34998

Standard Life plc

Standard Life plc was advised today by Computershare Investor Services plc that, on 26 November 2007, (27 November 2007 for Mr Iannicelli), the under mentioned executive directors and other persons discharging managerial responsibilities acquired the following interests in ordinary shares as a result of participation in The Standard Life Share Plan:

	Number of Shares Purchased	Price and Place of Transaction
Executive Directors		
Trevor John Matthews	10	£2.47 - UK
Norman Keith Skeoch	51	£2.47 - UK
David Thomas Nish	51	£2.47 - UK
Other PDMRs		
Marcia Dominic Campbell	51	£2.47 - UK
Nathan Richard Parnaby	51	£2.47 - UK
Joseph Iannicelli	50	C$4.93- Canada

Each individual also received from the Company 10 free shares (except Mr Iannicelli who received the right to acquire 10 matching shares at a future date) in accordance with the share purchase matching commitment under the Share Plan.

This notice is given in fulfilment of obligations under DTR 3.1.4 (R).

29 November 2007

Enquiries:

Julie Reith, Group Secretariat, 0131 245 6772
Barry Cameron, Press Office, 0131 245 6165
Gordon Aitken, Investor Relations, 0131 245 6799

END

Exhibit 119

File #82-34998

RECEIVED

Standard Life plc

Voting Rights and Capital

In accordance with the FSA's Disclosure and Transparency Rule 5.6.1, Standard Life plc ('the Company') hereby notifies that, as at the date of this announcement, the Company's issued share capital consists of 2,174,027,969 ordinary shares with each share carrying the right to one vote.

The Company holds no ordinary shares in treasury.

The total number of voting rights in the Company, as at the date of this announcement, is therefore 2,174,027,969.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

30 November 2007

Enquiries:

Julie Reith, Group Secretariat 0131 245 6772

Gordon Aitken, Investor Relations 0131 245 6799

Barry Cameron, Press Office 0131 245 6165

END

exhibit 120 file #82-34998

Standard Life plc

Notification of Interests of Executive Directors and Other Persons Discharging Managerial Responsibilities ("PDMRs")

Standard Life plc was advised yesterday by Computershare Investor Services plc that, on 30 November 2007, the under-mentioned executive directors and other PDMRs acquired the following interests in ordinary shares as a result of participation in the Dividend Reinvestment Plan:

	Certificated	SLSA	SLSP	Price and Place of Transaction
Executive Directors				
Alexander Maxwell Crombie			1	£2.63 - UK
Trevor John Matthews			3	£2.63 - UK
David Thomas Nish			4	£2.63 - UK
Norman Keith Skeoch			9	£2.63 - UK
Other PDMRs				
Marcia Dominic Campbell Connected Persons *		259 239	13	£2.63 - UK
Nathan Parnaby			13	£2.63 - UK

* Raymond Peter Campbell -35
Max Campbell - 102
Francesca Campbell - 102

Certificated shares are held in the individual's own name. SLSA (Standard Life Share Account) shares are held in the name of Computershare Nominees Limited. SLSP (Standard Life Share Plan) shares are held in the name of Computershare Trustees Limited.

This notice is given in fulfilment of obligations under DTR 3.1.4 (R).

6 December 2007

Enquiries:

Kenneth Gilmour, Group Secretariat, 0131 245 0751
Barry Cameron, Press Office, 0131 245 6165
Gordon Aitken, Investor Relations, 0131 245 6799

END

END